IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

STEVEN CURD and REBEL CURD, on behalf of SEI INTERNATIONAL EQUITY FUND, SEI HIGH YIELD BOND FUND, SEI TAX-MANAGED LARGE CAP FUND, SEI TAX-MANAGED SMALL/MID CAP FUND, and SEI INTERMEDIATE-TERM MUNICIPAL FUND,	: : : : : : : : :	CIVIL ACTION No. 13-7219
Plaintiffs,	: : :	
v.	: : :	
SEI INVESTMENTS MANAGEMENT CORPORATION and SEI INVESTMENTS GLOBAL FUNDS SERVICES,	: : : :	
Defendants.	: :	

ORDER

AND NOW, this _13th____ day of July___, 2015, it is **ORDERED** that the Motion to Dismiss filed by Nominal Defendants SEI International Equity Fund, SEI High Yield Bond Fund, SEI Tax-Managed Large Cap Fund, SEI Tax-Managed Small/Mid Cap Fund, and SEI Intermediate-Term Municipal Fund [ECF No. 53] is **GRANTED** as unopposed.[1] It is further **ORDERED** that the Amended Complaint is **DISMISSED with prejudice** with respect to the Nominal Defendants.

s/Anita B. Brody

_____

ANITA B. BRODY, J.

Copies **VIA ECF** on _____ to: Copies **MAILED** on _____ to:

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[1] On January 9, 2015, Plaintiffs Steven Curd and Rebel Curd filed a Notice of Non-Opposition to Nominal Defendants' Motion to Dismiss Plaintiffs' Amended Complaint [ECF No. 60].

1

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

STEVEN CURD and REBEL CURD,	:	
on behalf of SEI	:	CIVIL ACTION
INTERNATIONAL EQUITY FUND, SEI	:	No. 13-7219
HIGH YIELD BOND FUND, SEI	:	
TAX-MANAGED LARGE CAP FUND, SEI	:	
TAX-MANAGED SMALL/MID CAP	:	
FUND, and SEI INTERMEDIATE-TERM	:	
MUNICIPAL FUND,	:	
	:	
Plaintiffs,	:	
	:	
v.	:	
	:	
SEI INVESTMENTS MANAGEMENT	:	
CORPORATION and SEI INVESTMENTS	:	
GLOBAL FUNDS SERVICES,	:	
	:	
Defendants.	:	

July _13__, 2015   **Anita B. Brody, J.**

<u>MEMORANDUM</u>

Plaintiffs Steven Curd and Rebel Curd (the "Curds") bring an action on behalf of five

mutual funds in which they own shares (collectively, the "SEI Funds"),[1] against Defendant SEI

Investments Management Corporation ("SIMC"), the investment adviser for the SEI Funds, and

against Defendant SEI Investments Global Funds Services ("SIGFS"), the administrative agent

for the SEI Funds. In the Amended Complaint, the Curds allege that SIMC and SIGFS each

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[1] The five SEI Funds are SEI International Equity Fund ("International Equity"), SEI High Yield Bond
Fund ("High Yield Bond"), SEI Tax-Managed Large Cap Fund ("Tax-Managed Large Cap"), SEI Tax-
Managed Small/Mid Cap Fund ("Tax-Managed Small/Mid Cap"), and SEI Intermediate-Term Municipal
Fund ("Intermediate-Term Municipal"). The SEI Funds are organized under three trusts—the SEI
Institutional International Trust, the SEI Institutional Managed Trust, the SEI Tax Exempt Trust—which
are management investment companies under the ICA. Am. Compl. ¶¶ 12–16, ECF No. 51. The SEI
Funds were originally named as Nominal Defendants in this lawsuit. However, they have since been
dismissed.

breached their fiduciary duties to the SEI Funds by charging excessive management and administrative fees to the SEI Funds, in violation of § 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-35. Pursuant to § 36(b)(3) of the ICA, the Curds seek actual damages in the amount of all excessive fees paid from a period one year before this action was instituted. As an alternative remedy, pursuant to § 47(b) of the ICA, 15 U.S.C. § 80a-46, the Curds seek rescission of the contracts between the SEI Funds and the Defendants and restitution of all excessive fees paid from a period one year before this action was instituted.[2] This Court has subject matter jurisdiction over the Curds' claims pursuant to 28 U.S.C. § 1331.

Pursuant to Federal Rule of Civil Procedure 12(b)(6), SIMC and SIGFS move to dismiss the Amended Complaint alleging that the Curds have failed to state a claim for excessive fees under Section 36(b) of the ICA. ECF No. 54. On July 7, 2015, I held oral argument on Defendants' motion. For the reasons discussed below, I will deny Defendants' motion as to SIMC and grant it as to SIGFS.

I.   BACKGROUND

The Curds own shares in each of the SEI Funds, which are mutual funds[3] held in three management investment companies governed by the ICA. Am. Compl. ¶¶ 10–16, ECF No. 51. SIMC serves as the investment adviser for the SEI Funds, and per Advisory Agreements is charged with managing the investment and reinvestment of the SEI Funds' assets. *Id.* ¶¶ 2, 35. In turn, SIMC subcontracts the majority of its investment management duties to numerous sub-advisers pursuant to Sub-Advisory Agreements. *Id.* ¶ 36. All of the SEI Funds' assets are managed by sub-advisers, "leaving defendant SIMC largely without any asset management

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[2] Technically, the trusts entered into contracts with SIMC (Advisory Agreements) and SIGFS (Administration Agreements) on behalf of the SEI Funds. *See id.* ¶¶ 17–18, 35, 90.
[3] "A mutual fund is a pool of assets, consisting primarily of [a] portfolio [of] securities, and belonging to the individual investors holding shares in the fund." *Burks v. Lasker*, 441 U.S. 471, 480 (1979).

responsibilities." *Id.* ¶ 37. As their investment adviser, SIMC charges the SEI Funds

management fees.[4] *Id.* ¶ 2. Management fees are based on a stated percentage of the SEI Funds'

average daily net asset value. *Id.* ¶ 40. SIMC has charged the same fee percentage to the SEI

Funds since initiating its management services, despite the SEI Funds' significant growth

through additional investment.[5] *Id.* ¶¶ 51–53. For the 2013 fiscal year, the SEI Funds paid

SIMC approximately $30.7 million in management fees.[6] *Id.* ¶¶ 40–41. Of that amount, the sub-

advisers received approximately $18.5 million and SIMC retained approximately $12.2 million.

Id. ¶¶ 2, 41. SIMC thus passes on approximately 60% of these fees to the sub-advisers, and

retains 40% for itself. *Id.* ¶ 41.

SIGFS serves as the administrative agent for the SEI Funds and provides administrative,

regulatory, and other back-office services to the SEI Funds. *Id.* ¶¶ 4, 90. SIGFS has

Administration Agreements with the trusts in which the SEI Funds are held. *Id.* ¶ 90.

Administrative fees are based on a stated percentage of the SEI Funds' average daily net asset

value. *Id.* ¶ 92. SIGFS has charged the same fee rates to the SEI Funds since initiating its

administrative services, despite the SEI Funds' significant growth through additional investment.

Id. ¶¶ 99–100. In fiscal year 2013, SIGFS received approximately $27 million in administration

fees. *Id.* ¶ 92.

The SEI Board of Trustees (the "Board") oversees all of the funds in the SEI Fund

Complex, including the SEI Funds at issue in this case. *Id.* ¶¶ 69–70. The Board is composed of

---

[4] SIMC has voluntarily agreed to waive portions of its fee for select funds. Am. Compl. ¶¶ 40, 54.
[5] Assets under management have grown at each SEI Fund since SIMC initiated its management services
as follows: Intermediate-Term Mutual (314%); International Equity (267%); High Yield Bond (94%); and
Tax-Managed Small/Mid Cap (123%). *Id.* ¶ 51. Tax-Managed Large Cap (18%) is the only SEI Fund
that has not experienced significant asset growth since its initiation. *Id.*
[6] The 2013 fiscal year for Intermediate-Term Municipal ended on August 31, 2013. *Id.* ¶ 40 n.5. The
2013 fiscal year for High Yield Bond, International Equity, Tax-Managed Large Cap, and Tax-Managed
Small/Mid Cap ended on September 30, 2013. *Id.*

eight trustees, six independent members who are compensated for their services and two interested trustees who do not receive compensation. *Id.* ¶ 69. The Board negotiates and approves management and administration fees, monitors the quality of services provided to the SEI Funds, and reviews the Funds' investment performance. *Id.* ¶¶ 68–76. In recent years, the Board approved SIMC's fees for the SEI Funds despite underperformance by the Funds. *Id.* ¶ 74. For the 2013 fiscal year, all five SEI Funds missed their five-year and ten-year period primary benchmarks, and three of the Funds missed their one-year period primary benchmarks. *Id.* In recent years, the Board also approved the Administration Agreements with SIGFS without publishing their considerations for approval. *Id.* ¶ 108.

II.   LEGAL STANDARD

In deciding a motion to dismiss under Rule 12(b)(6), a court must "accept all factual allegations as true, construe the complaint in the light most favorable to the plaintiff, and determine whether, under any reasonable reading of the complaint, the plaintiff may be entitled to relief." *Phillips v. Cnty. of Allegheny*, 515 F.3d 224, 233 (3d Cir. 2008) (internal quotation marks omitted).

To survive dismissal, a complaint must allege facts sufficient to "raise a right to relief above the speculative level." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 555 (2007). "Threadbare recitals of the elements of a cause of action, supported by mere conclusory statements, do not suffice." *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009). Rather, "a complaint must contain sufficient factual matter, accepted as true, to state a claim to relief that is plausible on its face." *Id.* (internal quotation marks omitted). "A claim has facial plausibility when the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged." *Id.*

"As a general matter, a district court ruling on a motion to dismiss may not consider matters extraneous to the pleadings. However, an exception to the general rule is that a document integral to or explicitly relied upon in the complaint may be considered . . . ." *In re Burlington Coat Factory Sec. Litig.*, 114 F.3d 1410, 1426 (3d Cir. 1997) (emphasis omitted) (citations omitted) (internal quotation marks omitted). Thus, a court may "consider matters of public record, orders, exhibits attached to the complaint and items appearing in the record of the case." *Oshiver v. Levin, Fishbein, Sedran & Berman*, 38 F.3d 1380, 1384 n.2 (3d Cir. 1994). Further, "a court may consider an undisputedly authentic document that a defendant attaches as an exhibit to a motion to dismiss if the plaintiff's claims are based on the document." *Pension Benefit Guar. Corp. v. White Consol. Indus., Inc.*, 998 F.2d 1192, 1196 (3d Cir. 1993).

III.   DISCUSSION

Congress enacted the Investment Company Act of 1940 ("ICA") to address "the potential for abuse inherent in the structure of investment companies." *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 536 (1984) (internal quotation marks omitted). "Recognizing that the relationship between a fund and its investment adviser was fraught with potential conflicts of interest, the Act created protections for mutual fund shareholders." *Jones v. Harris Assoc., L.P.*, 559 U.S. 335, 339 (2010) (internal quotation marks omitted). In its 1970 amendments to the ICA, Congress "bolstered shareholder protection" by "impos[ing] upon investment advisers a fiduciary duty with respect to compensation received from a mutual fund and grant[ing] individual investors a private right of action for breach of that duty." *Id.* at 339–40 (internal citation and quotation marks omitted).

The ICA's resulting fiduciary duty section, § 36(b), provides in pertinent part:

[T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

15 U.S.C. § 80a-35(b). The ICA imposes the burden of proof on the party

claiming breach under § 36(b). 15 U.S.C. § 80a-35(b)(1); *see Jones*, 559 U.S. at 347.

In *Jones v. Harris Associates*, the Supreme Court adopted the Second Circuit's

standard for proving § 36(b) violations as follows:

[T]o face liability under § 36(b), an investment adviser must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

559 U.S. at 346 (citing *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2d Cir.

1982)). The Supreme Court also adopted the Second Circuit's multi-factor *Gartenberg* test used

to evaluate § 36(b) claims. *Id.* at 346–48 (citing *Gartenberg*, 694 F.2d at 929). The *Gartenberg*

factors include: (1) the nature and quality of the services provided to the fund and shareholders;

(2) the profitability of the fund to the adviser; (3) any "fall-out financial benefits," those

collateral benefits that accrue to an adviser because of its relationship with a mutual fund; (4)

comparative fee structures (meaning a comparison of the fees with those paid by similar funds);

(5) economies of scale; and (6) the independence, expertise, care, and conscientiousness of the

board in evaluating adviser compensation. *Id.* at 344 & n.5 (citing *Gartenberg*, 694 F.2d at 929–

32). "*Gartenberg* insists that all relevant circumstances be taken into account, as does

§ 36(b)(2)." *Id.* at 347 (internal citation omitted).

A. Section 36(b) Claim Against SIMC

SIMC moves to dismiss the Curds' Amended Complaint on two grounds. First, SIMC argues that the Curds fail to state a claim because they do not allege sufficient facts to satisfy the *Gartenberg* test. Second, SIMC argues that the Curds' allegations are untimely because they do not allege facts within the relevant damages period.

1. *Gartenberg* Analysis of the Curds' Claim

SIMC argues that the Curds fail to state a claim under § 36(b) because their allegations fail to satisfy the demanding *Gartenberg* standard.

Justice Alito's majority opinion in *Jones* makes clear that the *Gartenberg* approach is fact intensive. *See generally id.* at 348–53 (discussing, on review of a grant of summary judgment, how courts should analyze and weigh the *Gartenberg* factors); *id.* at 354 (Thomas, J., concurring) (noting that courts have applied the *Gartenberg* test "principally in deciding which cases may proceed past summary judgment"). At the motion to dismiss stage, a district court looks to the *Gartenberg* factors not to engage in a merits inquiry, but rather to determine whether a plaintiff plausibly states a claim for relief under § 36(b).

Under Rule 8's liberal pleading standard and the *Iqbal/Twombly* "plausibility standard," the Curds' Amended Complaint states a claim under § 36(b) sufficient to survive SIMC's motion to dismiss. *See In re Blackrock Mut. Funds Advisory Fee Litig.*, No. 14-1165, 2015 WL 1418848, at *4 (D.N.J. Mar. 27, 2015) ("The plaintiff need not address all of the *Gartenberg* factors to survive a motion to dismiss if, when taken as a whole, the complaint demonstrates a plausible claim for relief under § 36(b)." (internal quotation marks omitted)); *Am. Chem. & Equip., Inc. 401(K) Ret. Plan v. Principal Mgmt. Corp.*, No. 14-44, 2014 WL 5426908, at *4 (S.D. Iowa Sept. 10, 2014) (explaining that a plaintiff "may state a § 36(b) claim by alleging any combination of facts that plausibly support an inference that a particular fee, given all of the

surrounding facts and circumstances, is disproportionately large to the services rendered in

exchange for that fee" (internal quotation marks omitted)). Here, the Curds allege facts relevant

to all of the *Gartenberg* factors. While not all of the Curds' allegations are sufficient to state a

claim on their own, taken together they raise a plausible inference that SIMC's fees are so

disproportionately large that they bear no reasonable relationship to the services provided to the

SEI Funds and could not have been the product of arm's length bargaining. *See Reso ex rel.*

Artisan Int'l Fund v. Artisan Partners Ltd. P'ship, No. 11-873, 2011 WL 5826034, at *6 (E.D.

Wis. Nov. 18, 2011) (explaining that a § 36(b) claim may survive a motion to dismiss even

where a plaintiff failed to allege some of the *Gartenberg* factors "so long as [plaintiff's]

complaint, taken as a whole, alleges facts that demonstrate a plausible claim for relief"). In

particular, the Curds' allegations about the nature and quality of the services provided and about

SIMC's failure to share cost savings realized by economies of scale demonstrate a plausible

claim for relief under § 36(b). *See Zehrer v. Harbor Capital Advisors, Inc.*, No. 14-789, 2014

WL 6478054, at *3–4 (N.D. Ill. Nov. 18, 2014) (denying motion to dismiss where plaintiff

alleged substantially similar facts regarding the same two factors).

Regarding the nature and quality of the services SIMC provided to the SEI Funds, the

Curds allege the following facts: SIMC subcontracts the majority of its investment advising

duties to sub-advisers, yet keeps 40% of the investment management fees. Am. Compl. ¶ 36,

40–41. In subcontracting its duties, SIMC uses a "Manager of Managers" approach, leaving

itself "largely without any asset management responsibilities." *Id.* ¶ 37. The SEI Funds pay

SIMC a monthly management fee based on a percentage of the Funds' average daily net asset

value. *Id.* ¶ 40. Thus, the fees are not based on SIMC's quality of services nor on the cost of providing services. *Id.* Moreover, in recent years the SEI Funds have underperformed compared with benchmark funds.[7] *Id.* ¶ 74. These allegations raise a plausible claim that SIMC charges fees that are disproportionately large in comparison to the services it provides to the SEI Funds, and could not have been the product of arm's length bargaining. *See Kasilag v. Hartford Inv. Fin. Servs., LLC*, No. 11-1083, 2012 WL 6568409, at *3 (D.N.J. Dec. 17, 2012) (finding allegations that adviser kept significant portion of fees though it sub-contracted "substantially all" of its advising responsibilities sufficient to state a § 36(b) claim).

The Curds also allege facts related to the economies of scale, or cost efficiencies in managing the SEI Funds realized by SIMC after a substantial increase in the SEI Funds' assets. Investment advisers often schedule reductions in fee rates when a fund's net assets reach certain values. These scheduled reductions are known as "breakpoints" and exist to recognize cost efficiencies achieved in managing a fund as assets increase. Am. Compl. ¶ 52. Breakpoints enable advisers to share savings created by these efficiencies with the fund. Despite substantial growth in the SEI Funds' net assets, SIMC has never applied any breakpoints during the Funds' existence.[8] *Id.* ¶¶ 50–55. For example, although International Equity's assets have grown from $640 million in 1997 to a current value of $2.3 billion, SIMC continues to receive a management fee of 0.51% of net assets. *Id.* ¶ 51. According to the Curds, SIMC thus profits from economies of scale without sharing the benefits with the SEI Funds and, in turn, investors. These allegations support a plausible claim for relief under § 36(b).

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[7] The Fourth Circuit has cautioned that "allegations of underperformance alone are insufficient to prove that an investment adviser's fees are excessive." *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 327 (4th Cir. 2001). The Curds do not base their claim solely on allegations of underperformance.
[8] Voluntary waiver of fees is another way for an adviser to share benefits realized by economies of scale with a fund. *See* Am. Compl. ¶¶ 50–55. While SIMC has voluntarily waived some of its advisory fees, in 2013 (as well as in 2011 and 2012) it did not waive any fees for International Equity. *Id.* ¶ 54. Moreover, SIMC is not contractually obligated to waive any fees. *Id.*

Further factual development is necessary for this Court to evaluate the validity and strength of the Curds' § 36(b) claim through the fact-intensive *Gartenberg* inquiry. While the allegations in the Amended Complaint may well not survive summary judgment, they are sufficient to survive the motion-to-dismiss stage.

For these reasons, the Curds have plausibly pled their § 36(b) claim.

2. Timeliness of the Curds' Claim

SIMC moves to dismiss the Curds' § 36(b) claim for a second, independent reason: The Curds make no allegation about SIMC's fees that are actionable under § 36(b). Section 36(b) provides that "[n]o award of damages shall be recoverable for any period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3). The parties dispute whether the Court should look to the date the Curds filed their original Complaint or the date they filed their Amended Complaint to assess the Curds' compliance with this provision. The plain language of the statute compels the conclusion that the Curds instituted this action when they filed their original Complaint on December 11, 2013. Therefore, the Curds cannot recover damages for excessive fees charged prior to December 11, 2012. Because they rely on financial documents for the SEI Funds' 2013 fiscal years,[9] the Curds have alleged facts relating to the excessiveness of SIMC's fees within the appropriate damages recovery period. The Curds' claim is not time-barred.

Accordingly, I will deny SIMC's motion to dismiss.

B. Section 36(b) Claim Against SIGFS

The Curds also bring suit against SIGFS, which provides administrative, regulatory, and other back-office services to the SEI Funds. SIGFS largely advances the same arguments as

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[9] As discussed *supra* note 6, the 2013 fiscal year ended on August 31, 2013 for Intermediate-Term Municipal and on September 30, 2013 for the other four funds.

SIMC in support of its motion to dismiss. Because I conclude that the ICA does not authorize a

§ 36(b) claim against SIGFS, I need not address SIGFS' arguments.

Section 36(b) authorizes a cause of action for breach of fiduciary duty against three

categories of persons. First, § 36(b) authorizes an action against an investment adviser of a

registered investment company; that adviser has "a fiduciary duty with respect to the receipt of

compensation for services, or of payments of a material nature, paid by such registered

investment company, or by the security holders thereof, to such investment adviser or any

affiliated person of such investment adviser." 15 U.S.C. § 80a-35(b). The Amended Complaint

alleges only that SIGFS is organized as a Delaware Statutory Trust and serves as the

administrative agent for the SEI Funds. Am. Compl. ¶¶ 4, 18. The Curds thus fail to establish

that SIGFS is an investment adviser, let alone that SIGFS serves as adviser to the SEI Funds.

Second, § 36(b) authorizes an action against any affiliated person of the investment

adviser. 15 U.S.C. § 80a-35(b). The ICA defines "affiliated person" as follows:

> "Affiliated person" of another person means (A) any person directly or indirectly
> owning, controlling, or holding with power to vote, 5 per centum or more of the
> outstanding voting securities of such other person; (B) any person 5 per centum or
> more of whose outstanding voting securities are directly or indirectly owned,
> controlled, or held with power to vote, by such other person; (C) any person
> directly or indirectly controlling, controlled by, or under common control with,
> such other person; (D) any officer, director, partner, copartner, or employee of
> such other person; (E) if such other person is an investment company, any
> investment adviser thereof or any member of an advisory board thereof; and (F) if
> such other person is an unincorporated investment company not having a board of
> directors, the depositor thereof.

15 U.S.C. § 80a-2.

The Amended Complaint is devoid of any facts alleging that SIGFS qualifies as an affiliate of

SIMC, the investment adviser to the SEI Funds. It contains no allegation that SIGFS owns a 5%

or greater share in SIMC or that SIMC owns a 5% or greater share in SIGFS. *Id.* § 80a-2(A)-(B).

It contains no allegation that SIGFS controls SIMC, that SIMC controls SIGFS, or that SIGFS and SIMC are under common control. *Id.* § 80a-2(C). Finally, it contains no allegation that SIGFS is an officer, director, partner, copartner, or employee of SIMC. *Id.* § 80a-2(D). Subsections (E) and (F) do not apply because SIMC is an investment adviser, not an investment company. The Curds thus fail to establish that SIGFS is an affiliate of SIMC. *See Pfeiffer v. Integrated Fund Servs., Inc.*, 371 F. Supp. 2d 502, 507–10 (S.D.N.Y. 2005) (granting defendant administrator's motion for judgment on the pleadings because plaintiff failed to allege any facts indicating that administrator qualified as an "affiliate" of the relevant investment adviser).

Third, § 36(b) authorizes an action against "any other person enumerated in subsection (a) of [15 U.S.C. § 80a-35] who has a fiduciary duty concerning such compensation or payments." 15 U.S.C. § 80a-35(b). Subsection (a) enumerates the following persons: an officer, director, member of any advisory board, investment adviser, or depositor; or as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company. *Id.* § 80a-35(a). The Amended Complaint contains no allegations that SIGFS holds any of these positions with respect to the SEI Funds. The Curds thus fail to establish that SIGFS is a person enumerated in subsection (a).

Because the Curds fail to establish that SIGFS is an entity that faces liability under § 36(b), their claim against SIGFS will be dismissed.

IV. CONCLUSION

In summary, I will deny Defendants' Motion to Dismiss the Amended Complaint as to SIMC, and I will grant the motion as to SIGFS.

s/Anita B. Brody

_____
ANITA B. BRODY, J.

Copies **VIA ECF** on _____ to: Copies **MAILED** on _____ to:

12

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

STEVEN CURD and REBEL CURD, Derivatively on Behalf of SEI INTERNATIONAL EQUITY FUND, SEI HIGH YIELD BOND FUND, SEI TAX-MANAGED LARGE CAP FUND, SEI TAX-MANAGED SMALL/MID CAP FUND, and SEI INTERMEDIATE-TERM MUNICIPAL FUND, Plaintiffs, v. SEI INVESTMENTS MANAGEMENT CORPORATION, and SEI INVESTMENTS GLOBAL FUNDS SERVICES, Defendants.	Case No. 2:13-cv-07219-AB

FILED

SEP 18 2015

MICHAEL E. KUNZ, Clerk
By_____ Dep. Clerk

SECOND AMENDED COMPLAINT

TABLE OF CONTENTS

I.   NATURE OF THE ACTION 1

II. JURISDICTION AND VENUE 4

III. PARTIES 4

     A.   Plaintiffs..4

     B.   Nominal Defendants 4

     C.   Defendants 6

IV. BACKGROUND INFORMATION ABOUT THE INVESTMENT
     MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(b)....................6

V.   FACTORS RELEVANT TO CLAIMS UNDER SECTION 36(b)...................................11

VI. DEFENDANT SIMC BREACHED ITS FIDUCIARY DUTY WITH REGARD
     TO ITS FEES...13

     A.   The Nature and Quality of the Investment Management Services
          Performed by Defendant SIMC Do Not Justify Defendant SIMC's Fee 13

     B.   Economies of Scale Enjoyed in Connection with the Investment
          Management Services Were Not Passed on to the SEI Funds as Required
          by Section 36(b)..21

     C.   The Costs and Profitability of Providing Investment Management Services
          Do Not Justify Defendants SIMC and SIGFS's Excessive Fees............................26

     D.   Defendants SIMC and SIGFS Breached Their Fiduciary Duty to the SEI
          Funds by Charging Excessive Fees in Comparison to Fees Charged by
          Other Investment Advisers to Similar Mutual Funds for Similar Services 28

     E.   The Board Was Not Acting Conscientiously in Approving Defendant
          SIMC's Investment Management Fees 30

          1.   The Board Could Not Have Acted Conscientiously in Summarily
               Approving Advisory and Multiple Sub-Advisory Agreements for
               97 Funds..30

          2.   The Board Failed to Act Conscientiously in Approving Defendant
               SIMC's Double-Charging of Advisory Fees...33

VII. DEFENDANT SIGFS BREACHED ITS FIDUCIARY DUTY WITH REGARD
     TO ITS FEES...38

A.   The Nature and Quality of the Administrative Services Performed by
        Defendant SIGFS Do Not Justify Its Fees 38

B.   Economies of Scale Enjoyed in Connection with the Administration
        Services Were Not Passed on to the SEI Funds as Required by Section
        36(b)...40

C.   The Costs and Profitability of Providing Administration Services Do Not
        Justify Defendant SIGFS's Excessive Fees...43

D.   Defendant SIGFS Breached Its Fiduciary Duty to the SEI Funds by
        Charging Excessive Fees in Comparison to Fees Charged by
        Administrators of Similar Funds to Similar Clients for Identical
        Administrative Services 43

E.   The Board Was Not Acting Conscientiously in Approving Defendant
        SIGFS's Administration Fees..44

VIII.   COUNT I - Against Defendant SIMC Pursuant to Section 36(b) Derivatively on
        Behalf of the SEI Funds (Investment Management and Advisory Fees)...........................45

IX.   COUNT II - Against Defendant SIGFS Pursuant to Section 36(b) Derivatively on
        Behalf of the SEI Funds (Administration and Transfer Agency Fees)..............................47

X.   PRAYER FOR RELIEF 48

Plaintiffs Steven Curd and Rebel Curd, by their undersigned attorneys, bring this second amended complaint against defendants SEI Investments Management Corporation ("SIMC") and SEI Investments Global Funds Services (the "SIGFS") (which was formerly known as SEI Investments Fund Management) and plead as follows:

I.   NATURE OF THE ACTION

1.   This is a derivative action brought by plaintiffs on behalf of SEI High Yield Bond Fund ("High Yield Bond"), SEI International Equity Fund ("International Equity"), SEI Intermediate-Term Municipal Fund ("Intermediate-Term Municipal"), SEI Tax-Managed Large Cap Fund ("Tax-Managed Large Cap"), and SEI Tax-Managed Small/Mid Cap Fund ("Tax-Managed Small/Mid Cap") (collectively, the "SEI Funds"), against defendants SIMC and SIGFS pursuant to section 36(b) of the Investment Company Act of 1940 ("ICA"), as amended 15 U.S.C. §80a-35(b) ("Section 36(b)").

2.   Defendant SIMC is the SEI Funds' investment manager/adviser, for which it charges the SEI Funds fees. These fees, however, are highly excessive relative to the services defendant SIMC provides primarily because defendant SIMC delegates almost all of its investment management duties to sub-advisers while retaining a substantial portion of the fees it charges the SEI Funds. In fiscal years 2014 and 2013, the SEI Funds paid defendant SIMC over *$34 million and $30 million*, respectively, in investment management fees. Of that sum, defendant SIMC paid the SEI Funds' sub-advisers approximately $19 million each year for sub-advisory services, retaining approximately $14 million and $12 million in fiscal years 2014 and 2013, respectively, for itself.

3.   Defendant SIMC's fee schedules are also excessive in light of the significant economies of scale realized by defendant SIMC for the services provided to the SEI Funds. An accepted precept in the mutual fund industry is that the cost of managing a fund does not grow

proportionally as assets under management grow. Therefore, in order to account for these economies of scale and prevent outsized fees, advisers must reduce their fee charged as a percentage of assets under management as the assets grow. Fund managers typically share these economies of scale with their funds by instituting breakpoints, which are decreases in the percentage of fees charged at specified levels of assets under management. By their own acknowledgement, the SEI Funds have experienced substantial economies of scale as their net asset values have risen over the years. Nevertheless, defendant SIMC has failed to institute breakpoints or otherwise lower its fee in order to pass along the benefits from such economies of scale to fund shareholders. In fact, defendant SIMC has charged the same fee rates to the SEI Funds for as many as *nineteen years* despite the fact that the value of SEI Funds' assets has grown as much as *451%* during this period. Not only does defendant SIMC not pass on its cost savings to shareholders, it improperly double-charges them by collecting fees on SEI Funds assets that are reinvested in other SEI Funds via a "fund of funds" arrangement, in violation of U.S. Securities and Exchange Commission ("SEC") rules. In 2014, SIMC double-charged the SEI Funds nearly $3 million for management fees on assets invested in other funds.

4.   Defendant SIGFS is the administrative agent for the funds. SIMC and SIGFS are affiliates, as SIMC is the owner of all beneficial interest in SIGFS.[1] Pursuant to an Administration Agreement, defendant SIGFS provides the funds with administrative services, office space, and other regulatory and back office services. The funds pay an administration fee consisting of a percentage of each fund's assets under management in exchange for these administrative services. As shown herein, the fees charged by defendant SIGFS are disproportionately large given the

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[1] *See* SEI Institutional International Trust, Statement of Additional Information ("SAI"), dated January 31, 2015, as amended April 1, 2015, and as supplemented July 17, 2015.

nature and quality of the services it provides, a comparison of similar agreements, and the profitability of defendant SIGFS. In both 2013 and 2014, Defendant SIGFS also double-charged the SEI Funds administration fees of approximately $2 million each year on assets invested in other funds.

5. Courts reviewing Section 36(b) claims also look to fees charged for similar investment products to determine whether an advisory or administration fee is excessive. The SEI Funds are substantially similar to many other mutual funds that have similar investment strategies, are regulated by the ICA, and in some cases, also retain the same sub-advisers to provide investment management services. A comparison of the advisory and administrative fees charged by defendants SIMC and SIGFS, respectively, with those charged by their peers further demonstrates that the fees paid by the SEI Funds are excessive and were not negotiated at arm's-length. For example, one comparable mutual fund has a total expense ratio (the bulk of which are expenses paid for administrative and advisory fees) that is one-third the size of the fees paid by the SEI Funds.

6. The ICA requires courts to scrutinize the fee agreement between funds and their advisers because of the historically cozy relationship between the Board of Trustees (the "Board") of each fund and the fund's investment advisers, who often set up the funds and appoint the Board members. Because of the nature of this conflicted relationship, the Board lacks the incentives to scrutinize the actions of the advisers or aggressively bargain against them, and lacks the time to carefully and thoroughly review each advisory fee and administrative agreement for the large number of funds (97) in the SEI Funds complex.

7. Pursuant to Section 36(b)(3), plaintiffs seek on behalf of the SEI Funds, the damages resulting from the breaches of fiduciary duties by defendant SIMC, including the amount

of excessive compensation and payments received by defendants SIMC and SIGFS and the rescission of the contracts that form the basis for the excessive and illegal fees.

II.   JURISDICTION AND VENUE

8.   This Court has subject matter jurisdiction pursuant to 15 U.S.C. §80a-43, 15 U.S.C. §80a-35(b)(5), and 28 U.S.C. §1331.

9.   Venue is proper in this judicial district pursuant to 28 U.S.C. §1391 and 15 U.S.C. §80a-43 because the SEI Funds' principal executive offices are located in this District and a substantial part of the events or omissions that give rise to plaintiffs' claims occurred in this District.

III. PARTIES

A.   Plaintiffs

10.   Plaintiff Steven Curd is a security holder of each of the SEI Funds.

11.   Plaintiff Rebel Curd is a security holder of each of the SEI Funds.

B.   Nominal Defendants

12.   Nominal Defendant International Equity is a fund organized under the SEI Institutional International Trust ("International Trust")[2] with net assets of $2.8 billion as of March 31, 2015. At least 40% of International Equity's assets are invested outside the U.S. International Equity's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

13.   Nominal Defendant High Yield Bond is a fund organized under the SEI Institutional Managed Trust ("Managed Trust")[3] with net assets over $1.8 billion as of March 31,

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[2] International Trust is a management investment company under the ICA and is comprised of four funds, including International Equity. International Trust is a Massachusetts business trust with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania.

[3] Managed Trust is a management investment company under the ICA and is comprised of twenty-five funds, including High Yield Bond, Tax-Managed Large Cap, and Tax Managed Small Cap.

2015. High Yield Bond invests primarily in fixed income securities rated below investment grade, including corporate bonds and debentures, convertible and preferred securities, zero coupon obligations and collateralized debt obligations, and collateralized loan obligations. High Yield Bond's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

14.   Nominal Defendant Tax-Managed Large Cap is a fund organized under the Managed Trust with net assets of $3.3 billion as of March 31, 2015. Tax-Managed Large Cap invests at least 80% of its net assets in equity securities of large companies including American depositary receipts and exchange-traded funds. Tax-Managed Large Cap's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

15.   Nominal Defendant Tax-Managed Small/Mid Cap is a fund organized under the Managed Trust with net assets of $662 million as of March 31, 2015. Tax-Managed Large Cap invests at least 80% of its net assets in equity securities of small and medium capitalization companies. Tax-Managed Small/Mid Cap's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

16.   Nominal Defendant Intermediate-Term Municipal is a fund organized under the SEI Tax Exempt Trust ("Tax Exempt Trust")[4] with net assets of over $1.4 billion as of February 28, 2015. Intermediate-Term Municipal invests at least 80% of its net assets in investment grade municipal securities that pay interest that is exempt from federal income tax. The principal issuers of these securities are state and local governments and their agencies located in any of the fifty

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The Managed Trust is a Massachusetts business trust with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania.

[4] Tax Exempt Trust is an open-end management investment company under the ICA and is comprised of ten funds, including Intermediate-Term Municipal. Tax Exempt Trust is a Massachusetts business trust with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania.

states, the District of Columbia, Puerto Rico, and other U.S. territories and possessions. Intermediate-Term Municipal's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

C.   Defendants

17.   Defendant SIMC is an investment adviser that serves registered investment companies under the ICA. SIMC is a Delaware corporation with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania. Pursuant to separate Advisory Agreements with International Trust, Managed Trust, and Tax Exempt Trust, defendant SIMC serves as the investment adviser for the SEI Funds and received compensation from the SEI Funds for providing investment management and other services to them. For this reason, pursuant to the ICA, SIMC owes fiduciary and other duties to the plaintiffs and all security holders of each of the SEI Funds.

18.   Defendant SIGFS, is a Delaware Statutory Trust, with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania. Defendants SIGFS and SIMC are affiliates as defendant SIMC owns all beneficial interest of defendant SIGFS. Pursuant to separate Administration Agreements with International Trust, Managed Trust, and Tax Exempt Trust, defendant SIGFS serves as the SEI Funds' administrative agent and received compensation from the SEI Funds for providing administrative and other services to them. For this reason, pursuant to the ICA, defendant SIGFS owes fiduciary and other duties to plaintiffs and all security holders of each of the SEI Funds.

IV.   BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(b)

19.   A mutual fund is a pool of money that is invested in stocks, bonds, or other types of investments. As early as 1935, Congress recognized that the regular capitalistic market forces

"do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy" because of the manner in which mutual funds are typically formed and the resulting conflicted relationships between the fund's investment advisers and its Board of Trustees. S. Rep. No. 91-184, 91st Cong., 2d Sess., p. 2 (1970). Generally, a group forms a mutual fund with the intent to serve as the investment adviser, receiving management fees in return for managing the daily operation of the fund. The investment adviser also appoints the members of the Board, which performs general oversight of the fund. Although the Board is supposed to represent the interests of the shareholders, there is a potential conflict of interest arising from the fact that the investment adviser often selects affiliated persons for the Board, who serve at its pleasure.

20.   Because of this "potentially incestuous" relationship in the mutual fund industry, there is often a lack of arm's-length bargaining between the Board and the investment adviser in setting the investment management fee. Congress recognized this concern, and enacted the ICA in 1940 in response. The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated, [and] managed, ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]." As stated in the ICA:

> [T]he *national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated, [and] managed ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]* ... [or] when investment companies ... are not subjected to adequate independent scrutiny.

ICA section 1(b)(2), (5); 15 U.S.C. §80a-1(b).

21.   Many mutual funds pay their investment advisers an annual fee based on the percentage of the value of the assets under management ("AUM") in the fund. Because the stock market is difficult to predict, many investment advisers prefer this arrangement instead of a fee

based on performance, which could result in negligible (or even negative) fees in years that the stock and bond market does not grow. Nonetheless, a fee based on AUM creates perverse incentives, namely, an incentive for the investment advisers to grow the funds more than an incentive for advisers to achieve the best performance or otherwise efficiently operate the funds.

22. From the 1940s to the late 1960s the number of mutual funds in existence grew exponentially and billions of dollars flowed into mutual funds. As explained herein, the growth in mutual fund assets led to a large increase in the amount of money being paid to mutual fund advisers without a corresponding increase in cost or performance.

23. During the 1960s, Congress realized that investment advisers to mutual funds were taking advantage of the aforementioned market inefficiencies and gouging mutual fund investors with excessive fees, particularly by not sharing the gains from economies of scale. A Wharton School study commissioned by the SEC found that investment advisers charged mutual fund investors "substantially higher" fees than they charged their institutional and other clients. *A Study of Mutual Funds: Prepared for the Securities and Exchange Commission, by the Wharton School of Finance and Commerce*, H.R. Rep. No. 2274, p. 29 (1962). The SEC also studied the issue and found that board and shareholder approval oversight of mutual fund advisory agreements could not reduce the excessive fees charged because, practically speaking, mutual funds cannot sever their relationship with their advisers. *Report on the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth*, H.R. Rep. No. 89-2337, p. 148 (1966)

24. Congress remedied this problem by adding Section 36(b) to the ICA in 1970. This provision created a federal cause of action for breach of fiduciary duty by investment advisers. Section 36(b) states in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of

payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. *An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor ... for breach of fiduciary duty in respect to such compensation* or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

25. The preamble to the ICA also recognized the inherent market failures of the mutual fund industry, namely that "investment companies are organized, operated and managed in the interest of investment advisers, rather than in the interest of shareholders." The goal of Section 36(b) is to give security holders a "unique right," *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 536 (1984), empowering them with the ability to be an independent check on an adviser's fulfillment of its fiduciary duties and receipt of excessive fees. Congress created an avenue for security holders to challenge breaches of the adviser's fiduciary duty to the funds it manages while leaving the "ultimate responsibility for the decision in determining whether the fiduciary duty has been breached [] with the court." S. Rep. 91-184, *supra*, p. 6.

26. Another reason that Congress chose to give this right to security holders, rather than the fund trustees, is that mutual funds boards have historically failed to fulfill their mission of representing the interests of mutual fund shareholders. Jack Bogle, founder of the well-known mutual fund family, The Vanguard Group, Inc., ("Vanguard") noted:

> Well fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

27. Warren Buffet, legendary investor and chairman of Berkshire Hathaway, Inc. reached a similar conclusion, later quoted by a United States District Court:

I think independent directors have been anything by independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad or indifferent. Not to negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 1844 F. Supp. 2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

28. Warren Buffet continued this criticism in his letter to Berkshire Hathaway, Inc. shareholders in 2002:

[A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors—but it never enters their minds to do so when they are acting as fiduciaries for others…Investment company directors have failed as well in negotiating management fees…If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins?... [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.)

Berkshire Hathaway, Inc., 2002 Annual Report to Shareholders, pp. 17-18.

29. Excessive fees, often measured in basis points,[5] may appear small to an individual shareholder, but they result in large gains to the investment advisers and they cause dramatic decreases in investor's returns over time. Former SEC Chairman Arthur Levitt noted the opposite of the miracle of compound interest is the "tyranny of compounding high costs":

Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns…In the years ahead,

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[5] A basis point is equal to 1/100th of 1%. For example, 100 basis points is equal to 1%.

what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: *Costs Paid with Other People's Money*, Address at Fordham University School of Law (Nov. 3, 2000) in 6 Fordham H. Corp. & Fin. L. 261, 267 (2001).

30.   Consider the example of the difference between annual expenses of 0.5% and 1.5%

on an investment of $25,000. Across thirty-five years, an annual return of 7%, minus 0.5% fees

and expenses, would transform $25,000 into $224,000 at retirement without any additions to the

account. In contrast, assuming the same with expenses of 1.5%, the account would grow to only

$157,000. This one percent difference in fees reduces the investor's returns by 30% or nearly

$67,000, as demonstrated by the following chart:



V.   FACTORS RELEVANT TO CLAIMS UNDER SECTION 36(b)

31.   ICA Section 36(b), 15 U.S.C. §80a-35(b), imposes a fiduciary duty upon the adviser

of an investment company, and any party affiliated with the adviser, with regard to any payment

of fees from a mutual fund. The statute does not define which factors are relevant for determining

if a fiduciary duty was breached.

32. In *Jones v. Harris Associates L.P.*, the Supreme Court defined the test for a Section 36(b) breach of fiduciary duty as the charging of a fee "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." 559 U.S. 335, 344 (2010) (quoting *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2nd. Cir. 1982)). In *Jones*, the Supreme Court ratified the *Gartenberg* approach, but also noted that the statute requires "all relevant circumstances" be taken into account. *Jones*, 559 U.S. at 347 (quoting Section 36(b)) ("approval by the board of directors ... shall be given such consideration by the court as is deemed appropriate under *all the circumstances*") (emphasis added).

33. The court in *Gartenberg* listed the following factors as relevant to a Section 36(b) inquiry:

- the nature and quality of service being paid for by the fund and its investors;

- whether economies of scale were passed on to the funds and their investors or kept by the investment adviser;

- what fees are charged by the adviser to its other non-mutual fund customers, if any;

- what fees other investment advisers charge for providing similar services to comparable mutual funds;

- the costs and profitability of providing investment advisory services;

- whether the Board exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements; and

- whether the investment adviser receives any indirect or fall-out benefits related to providing investment advisory services.

34.   As demonstrated below, an analysis of defendants SIMC and SIGFS's fees under the *Gartenberg* factors and other relevant facts demonstrate that defendants SIMC and SIGFS charged excessive fees to the SEI Funds, and breached and continue to breach their duties to plaintiffs and all security holders of the SEI Funds. Defendants SIMC and SIGFS's advisory and administrative fees were disproportionately large and bore no reasonable relationship to the services rendered, and could not have been the product of arm's-length bargaining.

VI.   DEFENDANT SIMC BREACHED ITS FIDUCIARY DUTY WITH REGARD TO ITS FEES

35.   As further detailed herein, defendant SIMC charged the SEI Funds disproportionately excessive fees in breach of defendant SIMC's fiduciary duties under Section 36(b) of the ICA. The excessiveness of the fees and the absence of arm's-length bargaining are demonstrated by, inter alia: (i) the nature and quality of services provided to the SEI Funds and its security holders in exchange for the investment management fees; (ii) the failure of defendant SIMC to adequately pass economies of scale savings on to the SEI Funds via breakpoints or other fee reductions, and the retention of those economies of scale savings by SIMC; (iii) the costs and profitability of defendant SIMC's investment management services; (iv) the fees charged by defendant SIMC to the SEI Funds in comparison to the fees charged by other investment advisers for providing similar services to comparable funds; and (vi) the failure of the SEI Funds' Board to exercise the requisite level of care and conscientiousness in approving the fees paid pursuant to the Advisory Agreements between defendant SIMC and the SEI Funds.

A.   The Nature and Quality of the Investment Management Services Performed by Defendant SIMC Do Not Justify Defendant SIMC's Fee

36.   The SEI Funds employ defendant SIMC via substantially similar Advisory Agreements entered into on behalf of International Trust, Managed Trust, and Tax Exempt Trust. The Advisory Agreements task defendant SIMC with managing the investment and reinvestment

of the SEI Funds' assets. Defendant SIMC's Advisory Agreement with International Trust, for

example, states that defendant SIMC must fulfill the following general responsibilities:

> DUTIES OF THE ADVISER. The Trust employs the Adviser to manage the investment and reinvestment of the assets, to hire (subject to the approval of the Trust's Board of Trustees and, except as otherwise permitted under the terms of any exemptive relief obtained by the Adviser from the Securities and Exchange Commission, or by rule or regulation, a majority of the outstanding voting securities of any affected Portfolio(s)) and thereafter supervise the investment activities of one or more sub-advisers deemed necessary to carry out the investment program of any Portfolios of the Trust, and to continuously review, supervise and (where appropriate) administer the investment program of the Portfolios, to determine in its discretion (where appropriate) the securities to be purchased or sold, to provide the Administrator and the Trust with records concerning the Adviser's activities which the Trust is required to maintain, and to render regular reports to the Administrator and to the Trust's officers and Trustees concerning the Adviser's discharge of the foregoing responsibilities. The retention of a sub-adviser by the Adviser shall not relieve the Adviser of its responsibilities under this Agreement.

37.   But defendant SIMC does not provide the majority of the investment management

services directly to the SEI Funds. Rather, defendant SIMC subcontracts with other investment

managers to provide the services assigned to it while retaining a substantial portion of the advisory

fee for itself. Specifically, defendant SIMC subcontracts its investment management duties to

numerous sub-advisers pursuant to nearly identical Sub-Advisory Agreements. Defendant SIMC's

Sub-Advisory Agreement with del Rey Global Investors, LLC ("del Rey Global"), for example,

requires del Rey Global to fulfill the below general responsibilities, which are practically identical

to the responsibilities outlined above in defendant SIMC's Advisory Agreement with International

Trust:

> **Duties of the Sub-Adviser**. Subject to supervision by the Adviser and the Trust's Board of Trustees, *the Sub-Adviser shall manage all of the securities and other assets of each Fund entrusted to it hereunder (the "Assets"), including the purchase, retention and disposition of the Assets*, in accordance with the Fund's investment objectives, policies and restrictions as stated in each Fund's prospectus and statement of additional information, as currently in effect and as amended or supplemented from time to time (referred to collectively as the "Prospectus"), and subject to the following:

(a) *The Sub-Adviser shall, in consultation with and subject to the direction of the Adviser, determine from time to time what Assets will be purchased, retained or sold by a Fund, and what portion of the Assets will be invested or held uninvested in cash.*

(b) In the performance of its duties and obligations under this Agreement, the Sub-Adviser shall act in conformity with the Trust's Declaration of Trust (as defined herein), Prospectus, Compliance Policies and Procedures and with the instructions and directions of the Adviser and of the Board of Trustees of the Trust and will conform to and comply with the requirements of the 1940 Act, the Internal Revenue Code of 1986 (the "Code"), and all other applicable federal and state laws and regulations, as each is amended from time to time.

(c) *The Sub-Adviser shall determine the Assets to be purchased or sold by a Fund* as provided in subparagraph (a) and will place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in a Fund's Prospectus or as the Board of Trustees or the Adviser may direct from time to time, in conformity with all federal securities laws. In executing Fund transactions and selecting brokers or dealers, the Sub-Adviser will use its best efforts to seek on behalf of each Fund the best overall terms available. In assessing the best overall terms available for any transaction, the Sub-Adviser shall consider all factors that it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. In evaluating the best overall terms available, and in selecting the broker-dealer to execute a particular transaction, the Sub-Adviser may also consider the brokerage and research services provided (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934 (the "Exchange Act")). Consistent with any guidelines established by the Board of Trustees of the Trust and Section 28(e) of the Exchange Act, the Sub-Adviser is authorized to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for a Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if, but only if, the Sub-Adviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer — viewed in terms of that particular transaction or in terms of the overall responsibilities of the Sub-Adviser to its discretionary clients, including a Fund. In addition, the Sub-Adviser is authorized to allocate purchase and sale orders for securities to brokers or dealers (including brokers and dealers that are affiliated with the Adviser, Sub-Adviser or the Trust's principal underwriter) if the Sub-Adviser believes that the quality of the transaction and the commission are comparable to what they would be with other qualified firms. In no instance, however, will a Fund's Assets be purchased from or sold to the Adviser, Sub-Adviser, the Trust's principal underwriter, or any affiliated person of either the Trust, Adviser, the Sub-Adviser or the principal underwriter, acting as principal in the transaction, except to the extent permitted by the Securities and Exchange Commission ("SEC") and the 1940 Act.

(d) *The Sub-Adviser shall maintain all books and records with respect to transactions involving the Assets* required by subparagraphs (b)(5), (6), (7), (9), (10) and (11) and paragraph (f) of Rule 31a-1 under the 1940 Act. The Sub-Adviser shall keep the books and records relating to the Assets required to be maintained by the Sub-Adviser under this Agreement and shall timely furnish to the Adviser all information relating to the Sub-Adviser's services under this Agreement needed by the Adviser to keep the other books and records of a Fund required by Rule 31a-1 under the 1940 Act. The Sub-Adviser agrees that all records that it maintains on behalf of a Fund are property of the Fund and the Sub-Adviser will surrender promptly to a Fund any of such records upon the Fund's request; provided, however, that the Sub-Adviser may retain a copy of such records. In addition, for the duration of this Agreement, the Sub-Adviser shall preserve for the periods prescribed by Rule 31a-2 under the 1940 Act any such records as are required to be maintained by it pursuant to this Agreement, and shall transfer said records to any successor sub-adviser upon the termination of this Agreement (or, if there is no successor sub-adviser, to the Adviser).

(e) *The Sub-Adviser shall provide a Fund's custodian on each business day with information relating to all transactions concerning a Fund's Assets* and shall provide the Adviser with such information upon request of the Adviser.

(f) To the extent called for by the Trust's Compliance Policies and Procedures, or as reasonably requested by a Fund, *the Sub-Adviser shall provide the Fund with information and advice regarding Assets to assist the Fund in determining the appropriate valuation of such Assets.*

38.   The SEI Funds employ a so-called "Manager of Managers" scheme, leaving defendant SIMC largely without any asset management responsibilities. The following chart shows the various sub-advisers defendant SIMC hires to invest the SEI Funds' assets:

Fund	Sub-advisers
SEI High Yield Bond Fund	Ares Management LLC
	Benefits Street Partners LLC
	Brigade Capital Management, LP
	Delaware Investments Fund Advisers
	J.P. Morgan Investment Management Inc.
SEI International Equity Fund	Acadian Asset Management LLC
	Blackcrane Capital, LLC
	Causeway Capital Management LLC
	Henderson Global Investors (North America) Inc.
	INTECH Investment Management LLC
	Neuberger Berman Management LLC
	Tradewinds Global Investors LLC
	WCM Investment Management
SEI Tax-Exempt Intermediate Municipal Fund	Delaware Investments Fund Advisers
	Standish Mellon Asset Management Company LLC

	AQR Capital Management, LLC
	BlackRock Investment Management, LLC
	Brandywine Global Investment Management, LLC
	Coho Partners, Ltd.
SEI Tax-Managed Large Cap Fund	Jackson Square Partners, LLC
	LSV Asset Management*
	Parametric Portfolio Associates LLC
	Snow Capital Management, LP
	AllianceBernstein LP
	CastleArk Management LLC
	LMCG Investments LLC
SEI Tax-Managed Small/Mid Cap Fund	Parametric Portfolio Associates LLC
	Snow Capital Management, LP
	William Blair & Company LLC

*LSV Asset Management is an affiliate of defendant SIMC; *see infra* ¶44.

39. In addition to limiting defendant SIMC's role to general oversight and supervising the sub-advisers, the Advisory Agreements limit defendant SIMC's exposure to liability. In particular, defendant SIMC is not liable for any investment decision made by a sub-adviser. Defendant SIMC's Advisory Agreements with International Trust, Managed Trust, and Tax Exempt Trust contain the following language regarding defendant SIMC's liability exposure as it pertains to assets managed by a sub-adviser:

> LIMITATION OF LIABILITY OF THE ADVISER. The duties of the Adviser shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Adviser hereunder. *The Adviser shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in carrying out its duties hereunder*, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder, except as may otherwise be provided under provisions of applicable state law which cannot be waived or modified hereby. (As used in this Section 9, the term "Adviser" shall include directors, officers, employees and other corporate agents of the Adviser as well as that corporation itself).

40. Defendant SIMC shares its supervisory role with the Board, which further limits defendant SIMC's responsibilities. According to the Statement of Additional Information for International Trust, Managed Trust, and Tax Exempt Trust, the Board oversees the SEI Funds'

activities, monitors the quality of services provided to the SEI Funds, and reviews the SEI Funds' investment performance.

41.   Despite subcontracting its investment management duties to sub-advisers, defendant SIMC retains a significant share of the management fees it charges the SEI Funds. The SEI Funds pay defendant SIMC a monthly management fee based on a stated percentage of the SEI Funds' average daily net asset value. As such, the investment management fees are not based on the quality of services actually rendered or defendant SIMC's costs in providing services to the SEI Funds. For certain funds, defendant SIMC has agreed to waive a portion of its advisory fees, resulting in slightly lower effective rates for those funds. However, these waivers are merely designed to create the illusion of savings for fund holders. Defendant SIMC has only agreed to fee waivers for select funds and, where they exist, the fee reductions are minimal. The funds that receive fee waivers still pay fees that are drastically out of proportion to the services provided by defendant SIMC. The SEI Funds paid defendant SIMC over *$34 million* in advisory fees for the 2014 fiscal year, over $14 million of which went to defendant SIMC for doing a negligible amount of work.[6] Defendant SIMC's effective fee schedule with the SEI Funds, including waivers, is as follows:

Fund	Management Fee Percentage Paid to SIMC	FY 2013 Net Fees Paid to SIMC	FY 2014 Net Fees Paid to SIMC
SEI High Yield Bond Fund	0.49%	$8,114	$7,473
SEI International Equity Fund	0.51%	$10,313	$13,214
SEI Tax-Exempt Intermediate Municipal Fund	0.33%	$2,949	$3,363
SEI Tax-Managed Large Cap Fund	0.40%	$7,273	$8,012
SEI Tax-Managed Small/Mid Cap Fund	0.65%	$2,059	$2,234
Total		$30,708	$34,296

Note: *Figures in Thousands of US$.*

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[6] The 2014 fiscal year for High Yield Bond, International Equity, Tax-Managed Large Cap, and Tax-Managed Small/Mid Cap ended on September 30, 2014. The 2014 fiscal year for Intermediate-Term Municipal ended on August 31, 2014.

42. Per the Sub-Advisory Agreements, defendant SIMC in turn pays fees to the sub-advisers. While the SEI Funds paid defendant SIMC more *$34 million* in advisory fees for the 2014 fiscal year, the sub-advisers were paid approximately *$19 million*. In 2014, defendant SIMC retained a total of *$14.6 million* of the fees paid to it by the SEI Funds in exchange for its supervisory services. The retained fees represented an average of over *75%* of the fees paid to the sub-advisers for actually managing the SEI Funds' portfolios. This is an increase from a gross advisory fee of *$30 million*, *$12.2 million* of which defendant SIMC retained, in 2013, amounting to 66% of the fees it paid to the sub-advisers. Normally defendant SIMC would have to reveal its contracts with the sub-advisers, and seek shareholder approval of them, but pursuant to an exemption from the SEC, defendant SIMC need only disclose the aggregate amount paid to sub-advisers so long as the Board approves each contract. *See, e.g.*, SEI Institutional International Trust, International Equity Fund, Supplement dated July 7, 2014 to the Statement of Additional Information dated January 31, 2014 at 49.

43. For at least two of the funds, the Intermediate-Term Municipal and International Equity, defendant SIMC received about the same amount or greater than the fee paid to the sub-adviser. Accordingly, despite the fact that the sub-advisers manage nearly 100% of each of the SEI Funds' assets, SIMC retains substantial portions of the advisory fees for itself in breach of the fiduciary duties owed to the SEI Fund shareholders. The following charts reflect the amounts of the fees defendant SIMC charged the SEI Funds, and the fees defendant SIMC paid the sub-advisers for substantially the same services in 2013 and 2014:

Fiscal Year 2013 Investment Advisory and Sub-Advisory Fees

Fund	Net Paid to SIMC (Net of Waivers)	Net Paid to Subadvisers	Fees Retained by SIMC	SIMC Fees as a Percentage of Subadvisers' Fees
SEI High Yield Bond Fund	$8,114	$5,227	$2,837	54%

SEI International Equity Fund	$10,313	$6,895	$3,418	50%
SEI Tax-Exempt Intermediate Municipal Fund	$2,949	$1,373	$1,576	115%
SEI Tax-Managed Large Cap Fund	$7,273	$3,686	$3,587	97%
SEI Tax-Managed Small/Mid Cap Fund	$2,059	$1,268	$791	62%
Total	**$30,708**	**$18,499**	**$12,209**	**66%**

Note: *Figures in Thousands of US$.*

Fiscal Year 2014 Investment Advisory and Sub-Advisory Fees

Fund	Net Paid to SIMC (Net of Waivers)	Net Paid to Subadvisers	Fees Retained by SIMC	SIMC Fees as a Percentage of Subadvisers' Fees
SEI High Yield Bond Fund	$7,473	$5,669	$1,804	32%
SEI International Equity Fund	$13,214	$4,900	$8,314	170%
SEI Tax-Exempt Intermediate Municipal Fund	$3,363	$1,569	$1,794	114%
SEI Tax-Managed Large Cap Fund	$8,012	$5,412	$2,600	48%
SEI Tax-Managed Small/Mid Cap Fund	$2,234	$2,077	$157	8%
Total	**$ 34,296**	**$19,627**	**$14,669**	**75%**

Note: *Figures in Thousands of US$.*

44.   An additional reason that the nature and quality of services provided by defendant SIMC do not justify their excessive fee is that for some funds, defendant SIMC oversees one of its own affiliates. As shown above, the Tax-Managed Large Cap and the Tax-Managed Small/Mid Cap employ LSV Asset Management ("LSV") as the sub-adviser. Defendant SIMC's filings disclose that LSV is a partially owned subsidiary of SIMC. *See, e.g.*, SEI Institutional Managed Trust Annual Report, at 265 (Sept. 30, 2013). Thus, defendant SIMC charges a portion of its management fee for overseeing the allocation of its captive funds' assets in one of its own affiliates. Because LSV is affiliated with defendant SIMC, the costs of overseeing its investments, its compliance with regulatory requirements, and vetting its personnel and investment strategies should be substantially less than doing the same for an unaffiliated sub-adviser. The nature of defendant SIMC's services with regard to supervising LSV therefore, do not bear a reasonable relationship to the fee charged.

45.   The evaluation and implementation of a fund's investment strategy is generally the most expensive, and important, investment management activity for a fund. David Swensen, *Unconventional Success: A Fundamental Approach to Personal Investment*, Free Press (2005) at 238. "The intrinsic characteristics of the mutual-fund ... suggest that economies of scale should lead to lower fees as assets under management [i.e. the amount people invest in a fund] increase ... investment management efforts ... do not increase along with portfolio size.... As scale increases, fees as a percentage of assets ought to decline, allowing both fund manager and fund shareholder to benefit." *Id.* at 237-38. Defendant SIMC delegates these evaluation and implementation responsibilities to the sub-advisers, meaning they are doing the most difficult work and should receive the largest fee. But instead, defendant SIMC charges an excessive fee for its services, even though they are limited and supervisory in nature. Defendant SIMC's role therefore, is not unlike the average investor selecting a fund, who picks the overall investment strategy and then delegates the actual investment decisions within that strategy to an expert in that investment field. But unlike the average investor, who pays the party to whom he delegates the investment responsibility, defendant SIMC charges an exorbitant fee for its nominal services. If defendant SIMC's fees were the product of arm's-length bargaining and bore a reasonable relationship to its services, its fees would have been significantly less than the millions it makes from its supervisory role. Instead, defendant SIMC pocketed $12 million from the SEI Funds, and breached its fiduciary duty with respect to the receipt of these fees.

B.   Economies of Scale Enjoyed in Connection with the Investment Management Services Were Not Passed on to the SEI Funds as Required by Section 36(b)

46.   As discussed above, an investment adviser's failure to pass on economies of scale to its fund is one of the principal causes of excessive fees and was an impetus for drafting the 1970 ICA amendments.

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, *supra*, pp. 5-6.

47.   Economies of scale is an economic concept, which recognizes that for many producers of services and goods, as the total number of units produced increases, the average cost per unit decreases. For instance, consider a car factory. As more cars are produced, fixed costs (e.g., the cost of factory equipment) are spread more widely, resulting in a lower per unit fixed cost. Variable costs (e.g., the costs of materials and labor) also decrease on a per unit basis as the number of cars are produced because of operational efficiencies and synergies. As a result, the average cost per car for producing 10,000 cars is much less than the average cost per car for producing 100 cars.

48.   The mutual fund industry is a prime example of how economies of scale operate. Mutual fund economies of scale are created when AUM increase more quickly than the cost of advising and managing those assets. The costs of creating and implementing an investment strategy, the most important part of running a mutual fund, do not significantly increase as AUM grow. A portfolio manager can invest $100 million nearly as easily as $1 billion, and $1 billion nearly as easily as $2 billion. The size of the fund may affect investment performance, but it imposes little logistical costs or difficulties. Economies of scale should therefore lead to lower fee percentages as assets under management increase.

49.   Both the SEC and the Governmental Accounting Office ("GAO") have confirmed the existence of economies of scale in the mutual fund industry. Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of management services. *See* SEC, *Division of Investment Management: Report on Mutual Fund*

Fees and Expenses, 30-31 (Dec. 2000); GAO, *Mutual Fund Fees Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives*, 9 (June 2000).

50.   In particular, economies of scale exist with respect to an entire fund complex, and to an investment adviser's entire scope of operations, including services provided to institutional and other clients. *See* John P. Freeman, et al., *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp. L. 610, 621 n.62 (2001) (the "Freeman & Brown Study").

51.   ***In their SEC filings, defendant SIMC publicly acknowledges that the SEI Funds achieve economies of scale***. Annual reports for each of the Trusts discussing the application of the *Gartenberg* factors to the SEI Funds state:

> The Trustees considered the existence of any economies of scale and whether those were passed along to the Funds' shareholder through a graduated investment advisory fee schedule or other means, including any fee waivers by SIMC and its affiliates. Based on this evaluation, the Board concluded that, within the context of its full deliberations, the Funds obtain reasonable benefit from economies of scale.

52.   The SEI Funds achieve significant economies of scale, but defendant SIMC has captured the benefits without sharing them with shareholders. Defendant SIMC's marginal cost of providing investment advisory services to additional assets under management is substantially below the marginal fee retained by defendant SIMC. The benefits from economies of scale have led to substantially increased fee revenue and profits for the defendants in breach of their fiduciary duty to the SEI Funds with respect to such compensation. Defendant SIMC's fee schedule is not designed for the SEI Funds and their security holders to take advantage of the savings arising from economies of scale. As the following chart shows, defendant SIMC has charged the same fee rates to the SEI Funds since first initiating its management services despite the SEI Funds' significant growth through inflows of AUM:

Fund	Management Fee Percentage Paid to SIMC	Rate Since	Net Assets at Initiation	Current Net Assets	Asset Growth Since Initiation
SEI High Yield Bond Fund	0.49%	December 2003	$1,045,589	$1,817,044	74%
SEI International Equity Fund	0.51%	March 1997	$641,621	$2,832,903	342%
SEI Tax-Exempt Intermediate Municipal Fund	0.33%	April 1996	$259,238	$1,427,601	451%
SEI Tax-Managed Large Cap Fund	0.40%	December 2003	$2,048,819	$3,353,844	64%
SEI Tax-Managed Small/ Mid Cap Fund	0.65%	December 2003	$217,993	$662,429	204%

Note: *Figures in Thousands of US$.*

*Current net assets are as of the Semi-Annual report dated March 31, 2015 for all funds except for the SEI Tax-Exempt Intermediate Municipal Fund which is as of February 28, 2015.

53.   Entirely absent from defendant SIMC's fee schedule are any fee "breakpoints," or a "graduated investment advisory fee schedule." A fee schedule with breakpoints will charge a lower percentage fee as assets increase at various levels of AUM.

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoint as assets increase. The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

Freeman & Brown Study, at 620, n.59.

54.   As shown above, the Board even acknowledges that breakpoints are the keystone of passing along the benefits from economies of scale. *But not a single SEI Fund employs breakpoints or has ever done so in the SEI Funds' history*.

55.   The other means by which the Board acknowledges that the SEI Funds could benefit from economies of scale is by advisory fee waivers. A fee waiver does not alter the fee percentage charged by defendant SIMC, but defendant SIMC may voluntarily agree to forgo some of the payments it is owed. For some funds, defendant SIMC has not waived any of its fees and for others, the amount of the fee waivers did not sufficiently account for the economies of scale

realized by it. For example, International Equity did not institute fee waivers between 2012 to 2014 and the advisory fees grew as assets under management grew without the shareholders receiving any benefit from the economies of scale. Because the Board and defendant SIMC have a duty to evaluate the effect of economies of scale for each fund individually, they have per se failed to share the benefits of economies of scale with this fund. For the funds that did waive some amount of advisory fees, they waived so little that shareholders did not receive a sufficient benefit from the economies of scale compared to defendant SIMC. In addition, the majority of the waivers that have been offered do not contractually bind defendant SIMC, so it can unilaterally rescind the small amount of economies of scale benefits that were shared at any point.

Fund	Advisory Fees Waived			
	FY 2012	FY 2013	FY 2014	Total
SEI High Yield Bond Fund	$946	$1,105	$1,287	$3,338
SEI International Equity Fund	$ -	$ -	$ -	$ -
SEI Tax-Exempt Intermediate Municipal Fund	$467	$515	$583	$1,565
SEI Tax-Managed Large Cap Fund	$859	$1,145	$1,618	$3,622
SEI Tax-Managed Small/Mid Cap Fund	$383	$510	$665	$1,558
Total	$2,655	$3,275	$4,153	$10,083

Note: *Figures in Thousands of US$.*

56.   The investment management fees paid to defendant SIMC are disproportionate to the value of services rendered, and therefore excessive, especially when considering the excess profits resulting from economies of scale. The economies of scale enjoyed by defendant SIMC with respect to the SEI Funds have not been adequately shared with the SEI Funds, as required by Section 36(b), in breach of defendant SIMC's Section 36(b) fiduciary duty to the SEI Funds with respect to such compensation. In addition, the falsity of the Board's unsupported conclusion that defendant SIMC has adequately passed on the cost savings realized from economies of scale to SEI Funds' shareholders in approving the fees further demonstrates that the negotiation and consideration of the Advisory Agreements do not carry the hallmarks of arm's-length bargaining.

C.   The Costs and Profitability of Providing Investment Management Services Do Not Justify Defendants SIMC and SIGFS's Excessive Fees

57.   "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its advisor be equivalent to 'the product of arm's-length bargaining." *See* Freeman & Brown Study, at 661. The profitability of Defendant SIMC is determined by subtracting its costs of providing services to the SEI Funds from its revenues from the SEI Funds.

58.   Defendants SIMC and SIGFS earn excessive profits for the limited services they provide to the SEI Funds. Although defendants SIMC and SIGFS's actual costs are not available without the aid of discovery,[7] they can be ascertained by examining the expense ratios of comparable mutual funds.

59.   The Vanguard Group[8] offers a family of mutual funds that are subject to the same costs and regulatory structure as the SEI Funds. But the Vanguard Funds are shareholder-owned, meaning that, after paying all of the expenses and salaries and bonuses for the funds, fund employees, and third-party fund contractors, the resultant profits are reinvested into the funds in the form of lower fees. This means that the fees charged by Vanguard approximate the average costs of running a mutual fund. *Id.*

60.   The costs defendant SIMC incurs from managing the SEI Funds are most comparable to Vanguard's costs in managing its index funds. This is a valid comparison because the advisers of index funds are similar to defendant SIMC in that they do not actively manage and trade the stocks and bond in their portfolio. Rather they seek to replicate the holdings of a

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[7] Pursuant to ICA section 15(C), SEI trustees are required to annually review the costs and profitability of each of the SEI Funds. *See generally* Tamar Frankel, *The Regulation of Money Managers* 2, §9.05(D) (1978). Thus, plaintiffs will seek more information about this factor in discovery.

[8] Vanguard is the investment management company that operates and manages the Vanguard Funds.

representative group of securities of a certain type (such as the S&P 500 Index). Likewise,

defendant SIMC does not make any day-to-day investment decisions for the SEI Funds, but merely

oversees the investments. This comparison is also valid because like the Vanguard Funds, SEI

Funds have AUM over $1 billion, and they are subject to the same regulatory requirements of the

ICA and other SEC rules. Also like the Vanguard Funds, the SEI Funds incur management costs,

as well as costs for administrative, custodian, distribution, professional, and other necessary

services.

61.   Vanguard index funds generally have total expense ratios lower than 0.25% or

twenty-five basis points). *See*, *e.g.*, the Vanguard 500 Index Fund Investor Shares ("VFINX";

expense ratio of 0.17%), the Vanguard Total Stock Market Index Fund Investor Shares

("VTSMX"; expense ratio of 0.17%), the Vanguard Dividend Appreciation Index Fund Investor

Shares ("VDAIX"; expense ratio of 0.20%), and the Vanguard Growth Index Fund Investor Shares

("VIGRX"; expense ratio of 0.24%). The Vanguard Funds' expense ratios above reflect the fund's

total costs, which includes management, advisory, administrative, transfer agency, custodian, and

all other fund costs.

62.   While the Vanguard index funds have a total cost of less than twenty-five basis

points, defendant SIMC's management fee alone is between thirty-three and sixty-five basis points.

On top of that fee, the SEI Funds also incur an administration fee of twenty-four to forty-five basis

points as well as transfer agency, custodian, and other fund expenses. Even after subtracting out

the percentage of management fees defendant SIMC paid the sub-advisers, ***defendant SIMC still***

retained management fees equal to the total costs of the Vanguard Funds. Likewise, defendant

SIGFS charged the SEI Funds higher administration fees than the total costs of the Vanguard

Funds.

63.   As recognized by mutual fund industry observers and experts, investment advisers like defendant SIMC are often able to take advantage of the "Manager of Managers" structure to reap outsized profits. "[F]und managers … routinely add a hefty 'premium' or 'monitoring fee' to the sub-advisers' charge. True, the sub-adviser may charge only 30 "[basis points] for its investment advice, but the manager will typically pad the bill, adding an additional twenty to thirty basis point 'premium' before passing along the advisory charge to fund shareholders." *See* John P. Freeman, et al., *Mutual Fund Advisory Fees: New Evidence and a Fair Fiduciary Test*, 61 Okla. L. Rev. 83, 117-118 (2008). Indeed, "overall fee levels for sub-advised funds are substantially higher than for funds managed in-house." *Id.* at 118. As shown above, defendant SIMC collected enormous advisory fees that were substantially above the cost of providing the supervisory investment management services, much of which were performed by third parties.

64.   Defendant SIMC's low costs, and their resulting unduly high profits, demonstrate that their fees that are disproportionate to their services rendered, could not be the product of negotiations conducted at arm's-length, and therefore constitute a breach of defendant SIMC's fiduciary duty to the SEI Funds with respect to the receipt of such compensation.

D.   Defendants SIMC and SIGFS Breached Their Fiduciary Duty to the SEI Funds by Charging Excessive Fees in Comparison to Fees Charged by Other Investment Advisers to Similar Mutual Funds for Similar Services

65.   The fees defendants SIMC and SIGFS charge to the SEI Funds are also excessive in comparison to the fees charged by other investment advisers to comparable mutual funds for the same services. Given that the bulk of expenses incurred by a mutual fund are the advisory and administrative fees it pays out to its investment adviser and administrative agent, this comparison can be made by evaluating the expense ratios of the SEI Funds with comparable mutual funds. Comparisons of the expense ratios of SEI Funds and similar Vanguard Funds demonstrate that defendants SIMC and SIGFS's fees are excessive.

66.   For example, the Tax-Managed Small/Mid Cap is one such SEI Fund which has significantly higher fees than comparable mutual funds. The Tax-Managed Small/Mid Cap's objective is "to provide high long-term after-tax returns". *See* SEI Institutional Managed Trust 2013 Annual Report. Tax-Managed Small/Mid Cap's benchmark is the Russell 1000 index. In 2013, it paid more than $2 million in advisory fees, or around sixty-five basis points of AUM. Like the other SEI Funds, Tax-Managed Small/Mid Cap employs a "Manager of Managers" approach, whereby defendant SIMC hires multiple sub-advisers who conduct portfolio construction and implementation for the fund. In 2013, it paid $1.2 million of the $2 million in advisory fees to sub-advisers. One of the sub-advisers for Tax-Managed Small/Mid Cap is the Wellington Management Company ("Wellington").[9]

67.   As discussed above, Vanguard offers a family of mutual funds comparable to defendant SIMC and also regulated by the ICA. One such Vanguard Fund, the Capital Value Fund (the "Capital Fund") is particularly similar to the Tax-Managed Small/Mid Cap. Like the Tax-Managed Small/Mid Cap, the Capital Fund invests in mid-cap value equity and seeks a long-term total return. *See* Capital Fund, Statement of Additional Information and Annual Report (Sept. 30, 2013), https://personal.vanguard.com/us/funds/snapshot?FundId= =0328&FundIntExt=INT#tab. Like the Tax-Managed Small/Mid Cap, it is actively managed, and it is benchmarked to the Russell 3000 value index. Like the Tax-Managed Small/Mid Cap, Vanguard organizes the fund, but it employs Wellington to conduct portfolio construction and implementation for the Capital Fund.[10]

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[9] Due to the aforementioned SEC exemption, plaintiffs are unable to determine the price amount of sub-advisory fees paid by the Tax-Managed Small/Mid Cap, via defendant SIMC, to Wellington.

[10] Technically, because Vanguard does not employ a "Manager of Managers" approach, Wellington is the adviser and Vanguard is merely the organizer or administrator. Despite this confusion of titles, the comparison is apt because for both funds Wellington makes the investment decisions. *See generally* the Capital Fund, Prospectus, *id.*

In other words, the funds have the same goals, the same sub-adviser, similar benchmarks and investment strategies, and they invest in the same types of equities.

68. The two funds differ greatly, however, in the amount of their costs. While the Capital Fund has a total expense ratio of only 41 basis points, the Tax-Managed Small/Mid Cap has a total expense ratio of 129 basis points. For nearly the same product, Tax-Managed Small/Mid Cap therefore charges more than three times what Capital Fund charges, the bulk of which is fees paid out to SIMC and the SIGFS. This comparison further shows that SIMC and SIGFS have breached their fiduciary duties by charging fees that are excessive and which do not bear the hallmarks of arm's-length bargaining.

E. The Board Was Not Acting Conscientiously in Approving Defendant SIMC's Investment Management Fees

69. The Board has a fiduciary duty to mutual funds and to their shareholders (who, individually, have no power to negotiate such fees for the funds) to negotiate fees that are both beneficial to the mutual funds and are comparable to fees that would be negotiated from a true arm's-length bargain. For the reasons discussed herein, the Board was not acting consistently with its fiduciary duty when it approved defendant SIMC's excessive investment management fees, and allowed these fees to continue.

1. The Board Could Not Have Acted Conscientiously in Summarily Approving Advisory and Multiple Sub-Advisory Agreements for 97 Funds

70. Each of the funds in the SEI Funds complex, which is comprised of 97 funds, is governed by the Board. The Board is composed of five "independent" trustees (and two interested trustees), who meet, and supposedly negotiate and consider the material contracts for all the funds in the SEI Funds complex. The Board's purportedly independent members are compensated for their services. As a result of the compensation they receive, Board membership in the SEI Funds

complex is a lucrative part-time job for the fund trustees. In fiscal year 2014 alone, the independent trustees for the funds in the SEI Funds complex received total compensation in the following amounts:

Trustee	Fiscal 2013 Total Compensation	Fiscal 2014 Total Compensation
George J. Sullivan, Jr.	$246,211	$261,000
Rosemarie B. Greco*	$159,005	$0
Nina Lesavoy	$216,098	$231,000
James M. Williams	$216,098	$216,357
Mitchell A. Johnson	$216,098	$231,000
Hubert L. Harris, Jr.	$216,098	$231,000
Total	1,269,608	1,170,357

*Ms. Greco resigned from the Board in March, 2013.

71.   The Board has a separate and distinct fiduciary duty to each mutual fund in the SEI Funds complex to enter into serious and substantive negotiations with respect to all fees charged by advisers, including defendant SIMC. Correspondingly, defendant SIMC has a reciprocal fiduciary duty to each mutual fund under its management to assure that the fees it charges for services rendered are reasonably related to the services provided and correspond with fees that would be charged in an arm's-length negotiation.

72.   The trustees are supposed to be "watchdogs" for the SEI Funds' security holders. The trustees, however, cannot properly monitor the SEI Funds because they are charged with the oversight of 97 funds in the SEI Funds complex. Each fund has its own lengthy prospectus, regulatory filings, and compliance issues to review.

73.   Furthermore, even if presumed "non-interested," the trustees are in all practical respects dominated and unduly influenced by defendant SIMC in reviewing the fees paid by the SEI Funds and their security holders. The trustees' continuation in the role of an independent trustee from year-to-year, and the compensation they earn is largely dependent on the continued good will and support of defendant SIMC.

74.   As discussed above, truly independent boards acting conscientiously would not have tolerated the investment management fees charged by defendant SIMC if they had obtained adequate information regarding the allegations contained in this complaint.

75.   As further evidence that the Board was not acting conscientiously when it approved defendant SIMC's advisory fees for the SEI Funds, the Board approved defendant SIMC's advisory fees for the SEI Funds despite the SEI Funds underperforming their primary benchmarks. For example:

- As of August 31, 2014, Intermediate-Term Municipal's Class A shares underperformed their primary benchmark, the Barclays Capital 3-15 Year Municipal Blend Index, in the one-year, three-year, five-year, and ten-year periods;

- As of September 30, 2014, International Equity's Class A shares underperformed their primary benchmark, the MSCI EAFE Index, in the one-year, three-year, five-year, and ten-year periods;

- As of September 30, 2014, Tax-Managed Large Cap's Class A shares underperformed their primary benchmark, the Russell 1000 Index, in the one-year, three-year, five-year, and ten-year periods;

- As of September 30, 2014, Tax-Managed Small/Mid Cap's Class A shares underperformed their primary benchmark, Russell 2500 Index, in the one-year, three-year, five-year, and ten-year periods; and

- As of September 30, 2014, High Yield Bond's Class A shares underperformed their primary benchmark, the BofA Merrill Lynch U.S. High Yield Constrained Index, in the one-year, three-year, and ten-year periods.

76.   As further evidence that the Board was not acting conscientiously in approving the

Advisory Agreements, the Board approved the Advisory Agreements based on a cursory analysis.

The SEI Funds' 2015 Semi-Annual Report describes the Board's considerations in approving the

SEI Funds' Advisory and Sub-Advisory Agreements. *See, e.g.*, SEI Institutional International

Trust March 31, 2015 Semi-Annual Report at 66-68. The Board analyzed five of the relevant

factors, but did not analyze fall-out benefits, the costs of comparable services from other providers,

the price defendant SIMC charged other clients, or other factors deemed relevant in a Section 36(b)

analysis.

77.   Of the factors that the Board did analyze, much of their reasoning is poorly

described, and based on only boilerplate justifications. For instance, the Board claimed it

concluded the SEI Funds obtained reasonable benefits from economies of scale even though none

of the funds employed a graduated investment advisory fee schedule. *See* Section VI.B above.

This superficial reasoning further demonstrates that the Board did not conscientiously negotiate

and/or approve the Advisory Agreements, and that the Advisory Agreements do not bear the

hallmarks of arm's-length bargaining.

2.   The Board Failed to Act Conscientiously in Approving Defendant SIMC's Double-Charging of Advisory Fees

78.   Defendant SIMC is the investment adviser for each of the SEI Funds, and operates

as a "Manager of Managers." Under this structure, defendant SIMC allocates portions of the SEI

Funds' assets to various sub-advisers, who then invest those assets according to each fund's

investment philosophy and goals.

79.   But the entirety of the SEI Funds' assets are not allocated to sub-advisers.

Defendant SIMC acknowledges that it reserves its right to "manage the cash portion of the Funds'

assets." As of March 31, 2015, approximately 95% of the SEI Funds' assets were invested in equities and bonds, but 5% of the SEI Funds' assets were invested in cash or cash equivalents. The SEI Funds invest the "managed cash" in two other funds organized and advised by defendant SIMC, the SEI Liquidity Fund (the "Liquidity Fund") and the SEI Daily Income Trust, Prime Obligation Fund (the "Prime Obligation Fund") (collectively, the "Acquired Funds").

Fund	Assets* in the SEI Liquidity Fund	Percentage of Total Net Assets
SEI High Yield Bond Fund	$6	0.0%
SEI International Equity Fund	$87,518	3.1%
SEI Tax-Exempt Intermediate Municipal Fund	$ -	0.0%
SEI Tax-Managed Large Cap Fund	$49,580	1.5%
SEI Tax-Managed Small/Mid Cap Fund	$53,582	8.1%
Total	$190,686	1.9%

Note: *Figures in Thousands of US$.*

Fund	Assets* in the SEI Daily Income Trust, Prime Obligation Fund	Percentage of Total Net Assets
SEI High Yield Bond Fund	$52,094	2.9%
SEI International Equity Fund	$80,952	2.9%
SEI Tax-Exempt Intermediate Municipal Fund	$ -	0.0%
SEI Tax-Managed Large Cap Fund	$194,470	5.8%
SEI Tax-Managed Small/Mid Cap Fund	$37,845	5.7%
Total	$365,361	3.6%

Note: *Figures in Thousands of US$.*

*Assets are as of the Semi-Annual report dated March 31, 2015 for all funds except for the SEI Tax-Exempt Intermediate Municipal Fund which is as of February 28, 2015.

80.   As shown above, as of early 2015 over $365 million (3.6%) of the SEI Funds' assets were invested in the Prime Obligation Fund and over $190 million (1.9%) were invested in the Liquidity Fund. In earlier periods 4.3% and 3.2% of the SEI Funds' assets were respectively invested in the Prime Obligation Fund and the Liquidity Fund. The amounts invested in the Acquired Funds fluctuate but in general they remain between two and ten percent of the SEI Funds AUM.

81.   The Acquired Funds both employ defendant SIMC as its investment adviser and defendant SIGFS as its administrative agent. The Prime Obligation Fund charges an advisory fee

of six basis points as well as an administrative fee of forty-four basis points. The Liquidity Fund

charges a management fee of five basis points.

82.   The Acquired Funds' fees are charged on any assets invested in their funds,

regardless of whether it is SEI Funds re-investing their assets in these funds. The SEI Funds

disclose that they are invested in the Acquired Funds, but they do not inform the investors of SEI

Funds that they pay both fees on their direct investment in the SEI Funds, as well as the SEI Funds'

reinvestment of a portion of those funds in the Prime Obligation and Liquidity Funds.

83.   The SEC has examined a so-called "fund of funds" investment scheme. The SEC

recognized that there were valid reasons for funds to invest "all or a portion of its available cash

in [for instance] a money market fund rather than directly in short-term instruments." The SEC

drafted rule 12d1-1 to permit a fund of funds investment scheme, but also to regulate it so as to

avoid various potential harms to shareholders. For instance, the SEC rule precludes an acquired

fund from charging an acquiring fund a sales load, distribution fee, or service fees in order to avoid

double-charging shareholders.

84.   The Rule 12d1-1 release states that mutual fund directors breach their fiduciary

duty when they fail to recoup the double-charging of fees stemming from funds' investment in an

affiliated fund:

> A fund could pay duplicative fees if an adviser invests a fund's cash in a money
> market fund (which itself pays an advisory fee) without reducing its advisory fee
> by an amount it was compensated to manage the cash. As we noted in the Proposing
> Release, fund directors have fiduciary duties,* which obligate them to protect funds
> from being overcharged for services provided to the fund, regardless of any special
> findings we might require.
>
> *See SEC, Proposing Release, 17 CFR Parts 239, 270, and 274, RIN 3235-AI30, at
> n.66 and accompanying text; see also 15 U.S.C. 80a-35(a); see generally 2 Tamar
> Frankel, The Regulation of Money Managers, §9.05. Section 15(c) of the ICA
> required the board to evaluate the terms (which would include fees, or the
> elimination of fees, for services provided by an acquired fund's adviser) of any
> advisory contract. See 15 U.S.C. 80a-15(c). Section 36(b) of the ICA imposes on

fund adviser a fiduciary duty with respect to their compensation. *We believe that to the extent advisory services are being performed by another person, such as the adviser to an acquired money market fund, this fiduciary duty would require an acquiring fund's adviser to reduce its fee by the amount that represents compensation for the services performed by the other person.*

See SEC, Proposing Release, *supra*, n.4, n.66 (emphasis added).

85.   Accordingly, defendant SIMC has a fiduciary duty to reduce its compensation by the amount that reflects the services being performed by the advisers to the Acquired Funds.[11] Defendant SIMC breached its fiduciary duty by charging an advisory, management, and/or administrative fee on assets that were invested in one of the acquired funds.

Fund	Assets in the SEI Liquidity Fund and the Daily Income Trust, Prime Obligation Fund	Management Fee Percentage Paid to SIMC	Management Fees Double-Charged on Assets Invested in Acquired Funds
SEI High Yield Bond Fund	$52,100	0.49%	$254
SEI International Equity Fund	$168,470	0.51%	$859
SEI Tax-Exempt Intermediate Municipal Fund	$ -	0.33%	$ -
SEI Tax-Managed Large Cap Fund	$244,050	0.40%	$976
SEI Tax-Managed Small/Mid Cap Fund	$91,427	0.65%	$594
Total	$556,047	n/a	$2,684

Note: *Figures in Thousands of US$.*

*Assets are as of the Semi-Annual report dated March 31, 2015 for all funds except for the SEI Tax-Exempt Intermediate Municipal Fund which is as of February 28, 2015.

86.   As shown above, the SEI Funds paid management fees of nearly $3 million in 2014 to defendant SIMC on assets that were invested in the Acquired Funds. The advisers of the Acquired Funds charged a management fee on these assets, because they were the ones that

---

[11] Defendants SIMC and SIGFS may have also breached their fiduciary duties with respect to furnishing adequate information to the Board and disclosing adequate information to shareholders about the fees incurred from the SEI Funds' investment in the Acquired Funds. Plaintiffs do not have standing to bring an action for these violations, but plaintiffs intend to evaluate their options with respect to informing the SEC about these violations.

invested them. ***Defendant SIMC over-charged the SEI Funds approximately $3 million in both 2013 and 2014***, in violation of SEC rules and its fiduciary duty to the shareholders.

87.   For the same reasons that defendant SIMC breached its fiduciary duty by failing to reduce its fees to avoid double-charging, the Board, by failing to prevent the double-charging of fees, failed to conduct a conscientious review of the double-charged fees. The Board did not conscientiously review the fees charged from the Advisory Agreements when it failed to recoup fees that must be reduced based on the plain meaning of an SEC regulation.

88.   As discussed above, the Board has a fiduciary duty to represent the SEI Funds' shareholders' interest in terms of bargaining on their behalf at arm's-length in order to achieve the best possible deal on their behalf. *See, e.g, Acampora v. Birkland*, 220 F. Supp. 527, 550 (D. Colo. 1963). In addition, in evaluating whether an investment adviser breached its duties under Section 36(b), the Court must examine whether the Advisory Agreements and its negotiation process bear the hallmarks of an arm's-length bargain. Accordingly, the Board's failure to eliminate the double-charging of fees and its failure to seek remedies for potential breaches of defendant SIMC's fiduciary duties casts doubt on the Board's conscientiousness in negotiating and approving the Advisory Agreements.

89.   Accordingly, the Board did not act conscientiously and, therefore, breached its fiduciary duty when it approved defendant SIMC's investment management fees, which include double-charging for amounts reinvested in the Acquired Funds. The Board's lack of conscientiousness resulted in fees that are disproportionate to the value of the services rendered and Advisory Agreements that lack the hallmarks of an arm's-length bargain.

VII.   DEFENDANT SIGFS BREACHED ITS FIDUCIARY DUTY WITH REGARD TO ITS FEES

90.   As further detailed herein, the defendant SIGFS charged the SEI Funds disproportionately high fees in breach of its fiduciary duties under Section 36(b) of the ICA. The excessiveness of the fees and the absence of arm's-length bargaining are demonstrated by, inter alia: (i) the nature and quality of services provided to SEI Funds and its security holders in exchange for the administration fees; (ii) the failure of defendant SIGFS to adequately pass economies of scale savings on to the defendant SEI Funds via breakpoints or other fee reductions, and the retention of those economies of scale savings by defendant SIGFS; (iii) the costs and profitability of defendant SIGFS's administration services; (iv) the fees defendant SIGFS charges the SEI Funds in comparison to the fees other administrative agents charge similar clients for nearly identical services in nearly identical funds; and (v) the failure of the Board to exercise the requisite level of care and conscientiousness in approving the fees paid pursuant to the Administration Agreements between defendant SIGFS and the SEI Funds.

A.   The Nature and Quality of the Administrative Services Performed by Defendant SIGFS Do Not Justify Its Fees

91.   Plaintiffs incorporate by reference and reallege all allegations regarding this factor in the sections above. *See* Section VI.A. International Trust, Managed Trust, and Tax Exempt Trust each entered into an Amended and Restated Administration and Transfer Agency Agreement (the "Administration Agreement") with defendant SIGFS on behalf of the SEI Funds on December 10. 2003. These Administration Agreements appear to still be in effect today. The Administration Agreements requires defendant SIGFS to provide the Trusts with services such as regulatory reporting, office space, equipment, personnel and facilities, and other administrative services, or to employ certain other parties to do so.

92.   Defendant SIGFS, however, performs only a small portion of the administrative services provided to the SEI Funds. Indeed, the SEI Funds incur various expenses for services that are not covered by the Administrative Agreement. For instance, for the year 2013, the SEI Funds incurred trustee fees, chief compliance officer fees, printing fees, professional fees, custodian/wire agent fees, registration fees, interest expenses, licensing fees and "other expenses," none of which were covered by defendant SIGFS's administration fee. *See* SEI Institutional Managed Trust 2013 Annual Report. The SEC permits an "other expenses" charge to funds for "payments to transfer agents, securities custodians, providers of shareholder accounting services, attorney's auditors, and fund independent directors." *See* SEC, *Division of Investment Management: Report on Mutual Fund Fees and Expenses,* §III.B.1. available at www.sec.gov/news/studies/feestudy.htm#P244_50400; SEC, *Mutual Fund Fees and Expenses,* available at <www.sec.gov/answers/mffees.htm.

93.   Like the advisory fees, the SEI Funds pay defendant SIGFS a monthly fee based on a percentage of the daily net assets of each SEI Fund. Thus, the administrative fees are not based on the quality of services actually rendered or administration's cost in providing services to the SEI Funds. The following chart reflects the administrative fees paid by the SEI Funds over the last three years:

Fund	Administration Fee Percentage	Administration Fees			
		FY 2012	FY 2013	FY 2014	Total
SEI High Yield Bond Fund	0.30%	$5,886	$6,619	$7,213	$19,718
SEI International Equity Fund	0.45%	$7,805	$9,190	$11,775	$28,770
SEI Tax-Exempt Intermediate Municipal Fund	0.24%	$2,301	$2,519	$2,870	$7,690
SEI Tax-Managed Large Cap Fund	0.30%	$6,142	$7,364	$9,841	$23,347
SEI Tax-Managed Small/Mid Cap Fund	0.30%	$1,093	$1,383	$1,919	$4,395
Total		$23,227	$27,075	$33,618	$83,920

Note: *Figures in Thousands of US$.*

94.   The SEI Funds disclose that the administration fee covers the administrative and transfer agency services that defendant SIGFS provides to the fund. *See* SEI Institutional Managed Trust 2013 Annual Report at 65. The Investment Company Institute ("ICI") acknowledges that it is common for funds to charge transfer agency fees in addition to administrative and advisory fees. According to the ICI, transfer agent fees for mutual funds average fifteen basis points. *See* Sean Collins, *Fees and Expenses of Mutual Funds*, ICI, Vol. 15, No. 4, (June 6, 2005).

95.   The SEI Funds charge administration fees of up to forty-five basis points. If the transfer agency costs are, on average, fifteen basis points, then the SEI Funds are paying thirty basis points for low cost administrative services. Mutual funds, on average, charge administration fees of only twenty-one basis points, including a reasonable profit. *See, e.g.,* Freeman, *Mutual Fund Advisory Fees: New Evidence and a Fair Fiduciary Duty Test*, *supra*. The nature of these non-investment services do not warrant fees so high, particularly given the recent increase in the size of the SEI Funds.

96.   In sum, the SEI Funds paid defendant SIGFS administration fees of nearly the same size as the investment advisory fees. Although defendant SIGFS provided services in exchange for this fee, the services were simple, administrative, and/or supervisory and do not bear a reasonable relationship to the excessive fees charged. Because the fee was excessive, and does not carry the hallmarks of an arm's-length bargain, the SIGFS breached its fiduciary duty to defendant SEI Funds for receiving excessive administration fees.

B.   Economies of Scale Enjoyed in Connection with the Administration Services Were Not Passed on to the SEI Funds as Required by Section 36(b)

97.   Plaintiffs incorporate by reference and reallege all allegations regarding this factor in the sections above. *See* Section VI.B. Economies of scale exist for both advisory and administration fees, as the costs of many administration services are fixed costs and do not increase

as AUM increase. The Board did not separate out its analysis of economies of scale for the advisory fee and the administration fee. The discussion and comparison above, applies to the fees charged by defendants SIMC and SIGFS.

98.   Economies of scale also exist with respect to an entire fund complex, and to an investment adviser's entire scope of operations, including services provided to institutional and other clients. *See* the Freeman & Brown Study, at 621 n.62.

99.   ***In their SEC filings, the SEI Funds publicly acknowledge that the SEI Funds achieve economies of scale.*** Annual Reports for each of the Trusts discussing the application of the *Gartenberg* factors to the SEI Funds state:

> The Trustees considered the existence of any economies of scale and whether those were passed along to the Funds' shareholder through a graduated investment advisory fee schedule or other means, including any fee waivers by SIMC and its affiliates. Based on this evaluation, the Board concluded that, within the context of its full deliberations, the Funds obtain reasonable benefit from economies of scale.

100.   Although significant economies of scale exist for the SEI Funds, defendant SIMC has captured the benefits without sharing them with shareholders. The benefits from economies of scale have led to increased fee revenue and profits for the defendants in breach of their fiduciary duties to the SEI Funds with respect to such compensation. Defendant SEI Fund Administrator's fee schedule is not designed for the SEI Funds and their securityholders to take advantage of the savings arising from economies of scale for administration fees. As the following table shows, defendant SIGFS has charged the same fee rates to the SEI Funds since first initiating its administration services despite the SEI Funds' significant growth through capital inflows:

Fund	Administration Fee Percentage	Rate Since	Net Assets at Initiation	Current Net Assets	Asset Growth Since Initiation
SEI High Yield Bond Fund	0.30%	December 2003	$ 1,045,589	$ 1,817,044	74%
SEI International Equity Fund	0.45%	December 2003	$ 2,260,095	$ 2,832,903	25%

SEI Tax-Exempt Intermediate Municipal Fund	0.24%	December 2003	$ 824,103	$ 1,427,601	73%
SEI Tax-Managed Large Cap Fund	0.30%	December 2003	$ 2,048,819	$ 3,353,844	64%
SEI Tax-Managed Small/Mid Cap Fund	0.30%	December 2003	$ 217,993	$ 662,429	204%

Note: *Figures in Thousands of US$.*

101.   Entirely absent from defendant SIGFS's fee schedule are any fee "breakpoints," or a "graduated investment advisory fee schedule." A fee schedule with breakpoints will charge a lower percentage fee as assets increase at various levels of AUM.

102.   Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoint as assets increase. The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows. *See* Freeman & Brown Study, at 620 n.59.

103.   As shown above, the Board even acknowledges that breakpoints are the primary manner of passing along the benefits from economies of scale. But not a single SEI Fund employs breakpoints or has even done so in the SEI Funds' history.

104.   The other means by which the Board acknowledges the SEI Funds could benefit from economies of scale is by administration fee waivers. A fee waiver does not alter the fee percentage charged by the defendant SIGFS, but it may voluntarily agree to forgo some of the payment it is owed. As shown below, *defendant SIGFS virtually failed to offer any fee waivers over the previous three years* despite the substantial growth in AUM shown below:

Fund	Administration Fee Percentage	Administration Fees Waived			
		FY 2012	FY 2013	FY 2014	Total
SEI High Yield Bond Fund	0.30%	$ -	$ -	$ -	$ -
SEI International Equity Fund	0.45%	$ -	$ -	$ -	$ -
SEI Tax-Exempt Intermediate Municipal Fund	0.24%	$ -	$ -	$ -	$ -
SEI Tax-Managed Large Cap Fund	0.30%	$2	$2	$1	$5
SEI Tax-Managed Small/Mid Cap Fund	0.30%	$ -	$ -	$ -	$ -
Total		$2	$2	$1	$5

Note: *Figures in Thousands of US$.*

105.   The administration fees paid to defendant SIGFS are disproportionate to the value of services rendered, and therefore excessive, especially when considering the excess profits resulting from economies of scale. Defendant SIGFS's revenue has increased substantially as AUM has grown in recent years, but it has not altered its fee schedule at all. A fee waiver of $2,000 does not adequately share the benefits of economies of scale with the SEI Funds shareholders, as required by Section 36(b), in breach of defendant SIGFS's Section 36(b) fiduciary duty. In addition, the Board's unsupported conclusion that the SIGFS has adequately passed on the cost savings realized from economies of scale to SEI Funds' shareholders in approving the fees further demonstrates that the Administration Agreements do not carry the hallmarks of an arm's-length bargain.

C.   **The Costs and Profitability of Providing Administration Services Do Not Justify Defendant SIGFS's Excessive Fees**

106.   Plaintiffs incorporate by reference and reallege all allegations regarding this factor in the sections above. *See* Sections VI.C and VII.B. The average costs for providing administrative and transfer agency services are substantially less than the fees charged by defendant SIGFS. The costs and profitability of administration services demonstrate that defendant SIGFS charged a fee that does not bear a reasonable relationship to the services rendered and that was not the product of an arm's-length bargain.

D.   **Defendant SIGFS Breached Its Fiduciary Duty to the SEI Funds by Charging Excessive Fees in Comparison to Fees Charged by Administrators of Similar Funds to Similar Clients for Identical Administrative Services**

107.   Plaintiffs incorporate by reference and reallege all allegations regarding this factor in the sections above. *See* Section VI.D. Because the Capital Fund aggregates its management and administration fee, the discussion and comparison above applies to the fees charged by both

defendants SIMC and SIGFS. Therefore, defendant SIGFS breached its fiduciary duty to the SEI Funds because it charged an excessive fee for administration services and the administration agreement does not bear the hallmarks of an arm's-length bargain, in light of the fees charged by administrative agents for nearly identical services for similar funds with similar clients.

> **E.   The Board Was Not Acting Conscientiously in Approving Defendant SIGFS's Administration Fees**

108.   Plaintiffs incorporate by reference and reallege all allegations regarding this factor in the sections above. *See* Section VI.E. Because the Board has a fiduciary duty to negotiate and consider the Administration Agreements and the administration fee for each of the 97 funds, the Board did not conscientiously approve the administration fees for the same reason it did not do so for the advisory fees.

109.   The SEI Funds and the Board did not publish their considerations for approving the Administration Agreements annually as they did for the Advisory Agreements. Because the Board did not act conscientiously in approving the Advisory Agreements, and often offered cursory analysis or boilerplate justifications, it likely conducted the same insufficient negotiation and consideration of the Administrative Agreements.

110.   Similarly, both the Board and defendant SIGFS failed to prevent the double-charging of administration fees for fund assets that were re-invested in the Acquired Funds, a breach of their fiduciary duties per SEC rules. *See* Section VI.E.2 above.

Fund	Assets in the SEI Liquidity Fund and the Daily Income Trust, Prime Obligation Fund	Administration Fee Percentage	Calculated Total
SEI High Yield Bond Fund	$52,100	0.30%	$156.30
SEI International Equity Fund	$168,470	0.45%	$758.12
SEI Tax-Exempt Intermediate Municipal Fund	$ -	0.24%	$ -
SEI Tax-Managed Large Cap Fund	$244,050	0.30%	$732.15
SEI Tax-Managed Small/Mid Cap Fund	$91,427	0.30%	$274.28
Total	**$556,047**	**n/a**	**$1,920.85**

Note: *Figures in Thousands of US$.*

111.   As shown above, the SEI Funds paid administration fees of more than $1.9 million in 2014 to defendant SIMC on assets that were invested in the Acquired Funds. Similarly, in 2013 the SEI Funds paid administration fees of approximately $2.3 million to defendant SIMC on assets that were invested in the Acquired Funds. The administrators of the Acquired Funds charged administration fees on these assets, because they were the ones that performed administration services for them. ***Therefore, defendant SIGFS over-charged the SEI Funds by approximately $2 million in both 2013 and 2014***, in violation of SEC rules and its fiduciary duty to the shareholders.

112.   In addition, the Board did not conscientiously negotiate and approve the fees paid to defendant SEI Fund Administrator, therefore the administration fees do not bear a reasonable relation to the services provided and the Administration Agreements lack the hallmarks of an arm's-length bargain.

VIII.   COUNT I - AGAINST DEFENDANT SIMC PURSUANT TO SECTION 36(b) DERIVATIVELY ON BEHALF OF THE SEI FUNDS (INVESTMENT MANAGEMENT AND ADVISORY FEES)

113.   Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

114.   Defendant SIMC had a fiduciary duty to the SEI Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to defendant SIMC.

115.   The fees charged by defendant SIMC for providing investment management services to the SEI Funds breached defendant SIMC's fiduciary duty to the SEI Funds with respect to such compensation.

116.   This Count is brought by plaintiffs derivatively on behalf of the SEI Funds against defendant SIMC for breach of its fiduciary duties with respect to the receipt of compensation as defined by Section 36(b).

117.   The excessive fees received by defendant SIMC were in breach of its fiduciary duties to the SEI Funds with respect to such compensation. By reason of the conduct described in this complaint, defendant SIMC violated Section 36(b).

118.   As a direct, proximate, and foreseeable result of defendant SIMC's breach of fiduciary duties in its role as investment adviser to the SEI Funds and their investors, the SEI Funds and their shareholders have sustained millions of dollars in damages.

119.   In charging and receiving inappropriate, unlawful, and excessive compensation, and in failing to put the interests of plaintiffs, and other security holders of the SEI Funds ahead of its own interests, defendant SIMC has breached and continues to breach its statutory fiduciary duty to plaintiffs in violation of Section 36(b).

120.   Plaintiffs seek, pursuant to Section 36(b)(3), the actual damages resulting from the breach of fiduciary duty by defendant SIMC, up to and including, the amount of compensation or payments received from the SEI Funds and earnings that would have accrued to plaintiffs had that compensation not been paid. Plaintiffs seek damages stemming from the greatest period of time allowable by law.

121.   Alternatively, plaintiffs seek rescission of the contracts and restitution of all the excessive fees paid pursuant thereto. *See* ICA section 47(b), 15 U.S.C. §80a-46(a-b). When a violation of the ICA has occurred, a court may order that the Advisory Agreements between defendant SIMC and the SEI Funds, on behalf of the SEI Funds, be rescinded, thereby requiring restitution of all investment management fees paid to it by the SEI Funds from one year prior to

the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

IX. **COUNT II - AGAINST DEFENDANT SIGFS PURSUANT TO SECTION 36(b) DERIVATIVELY ON BEHALF OF THE SEI FUNDS (ADMINISTRATION AND TRANSFER AGENCY FEES)**

122. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

123. Defendant SIGFS had a fiduciary duty to the SEI Funds and its investors with respect to the receipt of compensation for services and payments of a material nature made by and to defendant SIGFS.

124. The fees charged by defendant SIGFS for providing administration and transfer agency services to the SEI Funds breached defendant SIGFS's fiduciary duty to the SEI Funds with respect to such compensation.

125. This Count is brought by plaintiffs derivatively on behalf of the SEI Funds against defendant SIGFS for breach of its fiduciary duties with respect to the receipt of compensation as defined by Section 36(b).

126. The excessive fees received by defendant SIGFS were in breach of its fiduciary duties to the SEI Funds with respect to such compensation. By reason of the conduct described in this complaint, defendant SIGFS violated Section 36(b).

127. As a direct, proximate, and foreseeable result of defendant SIGFS's breach of fiduciary duties in its role as administrator and transfer agent to the SEI Funds and their investors, the SEI Funds and their shareholders have sustained millions of dollars in damages.

128. In charging and receiving inappropriate, unlawful, and excessive compensation, and in failing to put the interests of plaintiffs, and other security holders of the SEI Funds ahead

of its own interests, defendant SIGFS has breached and continues to breach its statutory fiduciary duty to plaintiffs in violation of Section 36(b).

129.   Plaintiffs seek, pursuant to Section 36(b)(3), the actual damages resulting from the breach of fiduciary duty by defendant SIGFS, up to and including, the amount of compensation or payments received from the SEI Funds and earnings that would have accrued to plaintiffs had that compensation not been paid. Plaintiffs seek damages stemming from the greatest period of time allowable by law.

130.   Alternatively, plaintiffs seek rescission of the contracts and restitution of all the excessive fees paid pursuant thereto. *See* ICA section 47(b), 15 U.S.C. §80a-46(a-b). When a violation of the ICA has occurred, the Court may order that the Administration Agreements between defendant SIGFS and the SEI Funds, on behalf of the SEI Funds, be rescinded, thereby requiring restitution of all investment management fees paid to it by the SEI Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

X.   PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand judgment as follows:

A.   An order declaring that defendants SIMC and SIGFS have violated and continue to violate Section 36(b) through the receipt of fees from the SEI Funds that breach defendant SIMC and SIGFS's fiduciary duties with respect to the receipt of compensation;

B.   An order preliminarily and permanently enjoining defendants SIMC and SIGFS from further violations of the ICA;

C.   An order awarding compensatory damages on behalf of the SEI Funds against defendants SIMC and SIGFS, including repayment of all unlawful and/or excessive investment management fees paid to it by the SEI Funds or their security holders from one year prior to the

commencement of this action through the date of the trial of this case, together with interest, costs,

disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed

to the maximum extent permitted by law. Plaintiffs reserve the right to seek punitive damages

where applicable;

D.   An order rescinding the Advisory Agreements between defendant SIMC and the

SEI Funds, and the Administrative Agreements between defendant SIGFS and the SEI Funds,

including restitution of the excessive investment management, advisory, administration, and

transfer agency fees paid to defendants SIMC and SIGFS by the SEI Funds from a period

commencing one year prior to the commencement of this action through the date of the trial of this

case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such

other items as may be allowed to the maximum extent permitted by law; and

E.   Such other and further relief as may be just and proper under the circumstances.

Dated: September 18, 2015   RYAN & MANISKAS, LLP

                                       _____/s/Richard A. Manisaks_____
                                              RICHARD A. MANISKAS

                                       995 Old Eagle School Road, Suite 311
                                       Wayne, PA 19087
                                       Telephone: (484) 588-5516
                                       Facsimile: (484) 450-2582
                                       rmaniskas@rmclasslaw.com

                                       ROBBINS ARROYO LLP
                                       BRIAN J. ROBBINS
                                       STEPHEN J. ODDO
                                       JENNY L. DIXON
                                       EDWARD B. GERARD
                                       DANIEL L. SACHS
                                       600 B Street, Suite 1900
                                       San Diego, CA 92101
                                       Telephone: (619) 525-3990
                                       Facsimile: (619) 525-3991
                                       brobbins@robbinsarroyo.com
                                       soddo@robbinsarroyo.com

- 50 -

jdixon@robbinsarroyo.com
egerard@robbinsarroyo.com
dsachs@robbinsarroyo.com

Attorneys for Plaintiffs

1054327

CERTIFICATE OF SERVICE

I hereby certify that on September 18, 2015, I filed the foregoing with the Clerk of the

Court. Pursuant to Rule 5.1.2 of the Local Rules of Civil Procedure of the U.S. District Court for

the Eastern District of Pennsylvania, a copy of the Second Amended Complaint was provided to

the Clerk of the Court on disk in PDF format. I further certify that a copy of the above was sent

to all parties via mail and e-mail.

/s/Richard A. Maniskas

_____

RICHARD A. MANISKAS